ADVANCED PHOTONIX, INC.
Proxy Statement and 2007 Annual Report to Stockholders



To our Stockholders:

2007 Results:

The Company's revenues for fiscal year 2007 were $23.6 million, the same as the prior fiscal year ended March 31, 2006. The most significant revenue increase came from the Telecommunications Market, which increased $2.7 million, or 87%. This increase was largely offset by a $1.9 Million decrease in sales in the Homeland Security markets primarily attributable to delays in spending on Terahertz (THz) development contracts by the Transportation Security Administration (TSA). Revenue in the industrial sensing market was $10,041,000, a decrease of $318,000, or 3 %, from the prior year. Revenue in the medical market was $2,467,000, an increase of $239,000, or 11%, over the prior year due primarily to increased customer demand for existing design wins. Sales to the military/aerospace market decreased 12%, or $703,000 over the prior year due to a military program that reached end of life status and delays in follow on contracts.

Although revenue did not change year to year, gross profit increased $1.7 million or approximately 18.6% to $10.9 million for the year ended March 31, 2007 (FY 2007) from $9.1 million for the year ended March 31, 2006 (FY 2006). Gross profit expressed as a percent of net sales increased approximately 7.3% over FY 2006's gross margin percentage of 39%. The increase was largely due to product mix.

Research and Development (R&D) expenses increased by $1.0 million to $4.0 million during FY 2007 compared to $3.0 million in FY 2006. Approximately 22% of this increase results from having a full year (52 weeks) of R&D expenses for the High Speed Optical Receivers (HSOR) and THz product platforms in FY 2007 versus 47 weeks in FY 2006, the year in which the Company acquired Picometrix, Inc. The remaining increase in R&D costs (approximately $780,000) was primarily the result of increased personnel related costs, the majority of which was for investment in new product development for our HSOR and next generation THz product platforms. We expect that R&D expenses will increase in the upcoming fiscal year as we focus on new opportunities in our high growth markets, but will remain constant as a percentage of sales.

Marketing and sales expenses increased $245,000, or 13% to $2.2 million in FY 2007 compared to $1.9 million in FY 2006. The increase in sales and marketing expenses was primarily due to increases in personnel-related costs and commission expenses of $320,000, offset by slight reductions in other areas. Sales and marketing expenses as a percent of revenues increased to 9% in FY 2007 compared to 8% in FY 2006.

Total general and administrative expenses increased by $1.1 million, or 16.9% to $7.9 million (including amortization expense) in FY 2007 as compared to $6.8 million in FY 2006. The increase was primarily attributable to costs incurred relating to the previously announced Wafer Fabrication consolidation to our Ann Arbor, Michigan facility, which accounts for approximately $720,000 of this increase, or 63%. The remaining increase of $361,000 was in connection with the expensing of stock options in FY 2007 which were not expensed in FY 2006. Expressed as a percentage of net sales, general and administrative expenses were 33% in FY 2007 as compared to 29% in FY 2006.

Product Platforms:

High-Speed Optical Receivers

The Telecommunication Market continues it's come back. Growth is being driven by residential demand and competition among Regional Bell Operating Companies (RBOCs), and the cable TV companies for the right to deliver a burgeoning list of new telecommunications services such as IPTV, VOIP, internet gaming, high-definition TV and file transfers of movies and music to the consumer.

Our investments in designing, testing and manufacturing the highest performance HSORs are beginning to bear fruit as our products gain market recognition. Our sales in this market have grown from $86,000 in FY 2005 to over $5.9 million in FY 2007, and we believe they will continue to grow at high double-digit rates for the next several years.

While sales to date have been primarily in the market for the 10 and 40 gigabyte receivers, we are also working with major Original Equipment Manufactures (OEM) to review their needs for the next generation 40 gigabyte systems utilizing different modulation schemes like Optical Dual Binary and DQPSK. Some of these modulation techniques require engineering development and other modifications to our 10G and 40G optical receivers and our ability to meet those technical challenges will be a key to maintaining our growth and solidifying our position as a market leader. Our goal is to provide a full product offering of the highest performance optical receivers on the market.

Terahertz

Our Terahertz Instrumentation product platform has expanded with the launch of our fourth generation system the T-Ray™ - 4000. This new system delivers more power and faster processing at a lower cost point. As with most new product introductions we expect to experience an uneven revenue stream until specific applications have been developed and tested.

Our principal target markets are in Homeland Security, and non-destructive testing for the aerospace, pharmaceuticals and processing industries, and applications in all of these industries are under active development. At the same time we continue to sell our current T-Ray 2000 application development system to the research market, including universities, national laboratories and industrial research facilities and our QA1000 to the industrial quality control market. Our goal is to continue our leadership in the emerging Terahertz markets.

Optoelectronic Solutions

The Optosolutions Product Platform has undergone a tremendous transformation, starting with the new Wafer Fabrication facility, our new general manager and our new sales and marketing personnel. All of these changes should help to improve the gross margins in this segment of our business and provide a stronger base to grow sales.

Looking to FY 2008, on the expense side we intend to increase our research and development investments and our sales and marketing expenses. We will also incur expenses associated with the consolidation of our Wafer Fabrication facility. These investments are designed to help us achieve high sales growth and profitability in the years to come.

For Fiscal Year 2008, we are projecting revenue growth between 15% and 25% over this year's revenues of $23.6 million. We expect that this revenue increase will be driven by all three product lines with the highest growth coming from the telecommunication market.

Sincerely,



Richard Kurtz
Chairman of the Board and
Chief Executive Officer

TABLE OF CONTENTS

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ADVANCED PHOTONIX, INC.
Notice of Annual Meeting of Stockholders
To Be Held
August 24, 2007

To the Stockholders of Advanced Photonix, Inc.:

You are invited to attend the Annual Meeting of Stockholders (the Annual Meeting) of Advanced Photonix, Inc., which will be held at our Michigan office, 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern Time, on August 24, 2007, to consider the following matters:

(1) The election of six directors to hold office until the next Annual Meeting or until their respective successors are duly elected and qualified. The persons nominated by the Board of Directors are Richard D. Kurtz, Robin F. Risser, M. Scott Farese, Lance Brewer, Donald Pastor and Stephen P. Soltwedel;

(2) The adoption of the 2007 Equity Incentive Plan; and

(3) Such other matters as may properly be brought before the Annual Meeting.

The Board of Directors has fixed the close of business on June 29, 2007 as the record date for the Annual Meeting. Only stockholders who owned our Common Stock at the close of business on June 29, 2007 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof. Shares of Common Stock can be voted at the Annual Meeting only if the holder is present or represented by proxy.

The Board of Directors solicits the accompanying form of proxy. Reference is made to the attached Proxy Statement for further information with respect to the business to be transacted at the Annual Meeting.

A complete list of stockholders entitled to vote at the Annual Meeting shall be open to the examination of any stockholder, for any purpose relevant to the Annual Meeting, during ordinary business hours, for a period of at least ten days prior to the Annual Meeting, at our principal office, 2925 Boardwalk, Ann Arbor, Michigan 48104.

Stockholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend the Annual Meeting in person, please complete, date and sign the accompanying proxy card and return it without delay in the enclosed postage prepaid envelope. Your proxy will not be used if you are present and prefer to vote in person or if you revoke your proxy before its exercise.

By Order of the Board of Directors,

July 16, 2007

Robin F. Risser
Secretary

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Proxy Statement
Annual Meeting of Stockholders
August 24, 2007

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the Board) of Advanced Photonix, Inc. a Delaware corporation (the Company) for use at the 2007 Annual Meeting and for any adjournments or postponements thereof to be held at the Company's Michigan office, 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern time, on August 24, 2007, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders (the Notice). A Board of Directors' proxy (the Proxy) for the Annual Meeting is enclosed, by means of which you may vote as to the proposals described in this Proxy Statement.

Two proposals are scheduled for a vote at the Annual Meeting: (1) the election of six directors to serve until the next Annual Meeting of Stockholders in 2008 and (2) the adoption of the 2007 Equity Incentive Plan. The Board recommends a vote **FOR** the election of the six nominees to the Board and **FOR** the adoption of the 2007 Equity Incentive Plan as described in this Proxy Statement. All Proxies that are properly completed, signed and returned to the Company prior to the Annual Meeting, and which have not been revoked, will be voted in accordance with the stockholder's instructions contained in such Proxy. In the absence of instructions, shares represented by such Proxy will be voted **FOR** the election of the six nominees to the Board and **FOR** the adoption of the 2007 Equity Incentive Plan as described herein. The Board is not aware of any business to be presented at the Annual Meeting except the matters set forth in the Notice and described in the Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the accompanying Proxy will vote on those matters in accordance with their discretion. A stockholder may vote before the Annual Meeting by mail by filling in, signing and returning the enclosed Proxy. A stockholder may vote "For" all the nominees to the Board of Directors or may withhold authority to vote for any nominee(s) specified. With respect to the adoption of the 2007 Equity Incentive Plan, a stockholder my vote "For" or "Against" or abstain from voting. A stockholder may vote at the Annual Meeting if he or she attends the meeting in person. *Even if you plan to attend the meeting, the Company recommends that you also submit your Proxy or voting instructions via the mail so that all votes are counted if you later decide not to attend the Annual Meeting.*

A stockholder may revoke or change his or her Proxy at any time before it is exercised by filing with the Secretary of the Company at its offices at 2925 Boardwalk, Ann Arbor, Michigan, 48104, either a written notice of revocation or a duly executed Proxy bearing a later date, or by appearing in person at the Annual Meeting and expressing a desire to vote his or her shares in person. A stockholder may receive more than one set of proxy materials, including multiple copies of this Proxy Statement and multiple Proxies or voting instruction cards. For example, if a stockholder holds shares in more than one brokerage account, he or she may receive a separate voting instruction card for each brokerage account in which shares are held. If a stockholder is of record and his or her shares are registered in more than one name, he will receive more than one Proxy. Please complete, sign, date and return each Proxy received to ensure that all shares are voted.

This Proxy Statement and the accompanying Notice, the Proxy and the 2007 Annual Report to Stockholders are being sent to Stockholders on or about July 16, 2007.

VOTING SECURITIES

The Company has fixed June 29, 2007 as the record date for the determination of Stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. As of that date, the Company had outstanding 19,226,006 shares of Class A and Class B Common Stock, $.001 par value, (the Common Stock) which vote together as a single class. A quorum, representing a majority of the total outstanding shares of Common Stock, must be established for the meeting to be held and any action to be taken. The presence, in person or by proxy, of stockholders entitled to cast a majority of votes will constitute a quorum for the Annual Meeting. Holders of Class A and Class B Common Stock are entitled to one vote for each share owned.

Brokers holding shares for beneficial owners (shares held in "street name") must vote those shares according to the specific instructions they receive from beneficial owners. If specific instructions are not received, brokers may vote those shares in their discretion, depending on the type of proposal involved. The Company believes that, in accordance with the rules applicable to such voting by brokers, brokers will have discretionary authority to vote on the election of directors and will not have discretionary authority to vote for the adoption of the 2007 Equity Incentive Plan. Shares as to which brokers have not exercised such discretionary authority or received instructions from beneficial owners are considered "broker non-votes."

For Proposal 1, the six nominees for election as directors who receive the highest number of "FOR" votes will be elected as directors. As a plurality of votes cast is required for the election of directors, abstentions and broker non-votes will have no effect on the outcome of the election. For Proposal 2, the approval of the 2007 Equity Incentive Plan, the Proposal must receive the "FOR" vote of a majority of the shares present at the Annual Meeting in person or by Proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against Proposal 2 and broker non-votes will have no effect on the outcome of the vote.

Votes will be counted by the Company's independent inspectors of election appointed for the Annual Meeting. The Company will pay for the entire cost of preparing, assembling, printing, soliciting and mailing proxies. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse banks and brokers for the cost of forwarding proxy materials to beneficial owners. In addition, our directors and employees may solicit proxies in person, by telephone, by Internet, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our Quarterly Report on Form 10-Q for the period ending September 30, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 29, 2007 certain information concerning the holdings of each person who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock of the Company, by each director and executive officer named in the Summary Compensation Table and by all directors and officers as a group.

Name & Address of Beneficial Owner	Number of Shares Owned	Shares Underlying Exercisable Options/Warrants	Percent of Class[1]
5% Stockholders[2]			
Smithfield Fiduciary LLC C/O Highbridge Capital Management 9 West 57th Street, 27th Floor New York, NY 10019	--	3,953,317[3]	20.6%
Potomac Capital Management LLC 825 Third Avenue, 33rd Floor New York, NY 10022	1,245,619	--	6.5%
Named Executive Officers and Directors			
Steven Williamson	1,716,667	60,000[4]	9.2%
Robin F. Risser	868,333	60,000[4]	4.8%
Richard D. Kurtz	75,000	545,000[4]	3.2%
M. Scott Farese	45,100	414,000[4]	2.4%
Stephen P. Soltwedel	14,000	425,000[4]	2.3%
Donald Pastor	2,000	60,000[4]	0.3%
Lance Brewer	--	60,000[4]	0.3%
Paul Ludwig	76,689	--	0.4%
Directors & Officers as a Group	2,797,789	1,624,000	23.0%

1 Represents percentage of issued and outstanding shares of the Company's Common Stock, assuming the beneficial owner exercises all options and warrants which are exercisable within 60 days of June 29, 2007, but no other options and warrants are exercised.

2 Based upon information set forth in an Information Statement on Schedule 13G filed by the beneficial owner with the SEC.

3 Represents 1,276,234 shares underlying warrants which are currently exercisable and 2,677,083 shares which are issuable upon conversion of convertible notes.

4 Includes shares underlying options exercisable on June 29, 2007 and options, which become exercisable within 60 days thereafter.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require our executive officers and directors and persons owning more than 10% of our Common Stock to file certain reports on ownership and changes in ownership with the Securities and Exchange Commission (SEC). Based on a review of our records and other information, we believe that during the fiscal year ended March 31, 2007, our executive officers, directors and persons holding more than 10% of our Common Stock inadvertently filed late the following Section 16(a) reports: one late report by each of Messrs. Farese and Soltwedel on Form 4 relating to an option grant for services as a director; one late report by Mr. Pastor on Form 5 relating to his statement of initial holdings upon appointment as a director and the initial option grant made in connection with such appointment; and one late report by Mr. Kurtz on Form 4 relating to an option exercise and stock sale.

PROPOSAL 1 - ELECTION OF DIRECTORS

A Board of six Directors of the Company is to be elected at the Annual Meeting, each to serve, subject to the provisions of the Company's by-laws, until the next Annual Meeting or until his successor is duly elected and qualified. It is management's recommendation that the accompanying form of Proxy be voted **FOR** the election of each of the six nominees named below, all of whom are currently Directors of the Company and two of whom are currently executive officers of the Company. The Board believes that the nominees named below are willing to serve as Directors, however, in the event that any of the nominees should become unable or unwilling to serve as a Director, the Proxy will be voted for the election of such person or persons as shall be designated by the Board pursuant to the recommendation of the Company's Nominating and Governance Committee. Each of the nominees listed below is an incumbent director whose nomination to serve for a one-year term was recommended by our Nominating and Governance Committee and approved by the Board.

The following persons are nominees for election as Directors:

Name	Age	Position or Principal Occupation	Director Since
Richard D. Kurtz	55	Chairman of the Board, President and Chief Executive Officer	2000
Robin F. Risser	56	Chief Financial Officer, Secretary and Director	2005
M. Scott Farese*	50	Director	1998
Stephen P. Soltwedel*	60	Director	2000
Lance Brewer*	49	Director	2005
Donald Pastor*	53	Director	2005

* Represents the Board's determination that this Director is "independent" within the meaning of Rule 10A-3 of the Security Exchange Act of 1934 as amended (Rule 10A-3) and within the applicable American Stock Exchange (AMEX) definition.

Set forth below is certain information relating to the Directors and executive officers of the Company. Directors serve annual terms until the next annual meeting of stockholders or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors.

Richard D. Kurtz - Chairman of the Board, President and Chief Executive Officer
Mr. Kurtz became a director of the Company in February 2000, was elected Chairman of the Board in July 2000, and was appointed Chief Executive Officer in February 2003. In June 2006, Mr. Kurtz was appointed to serve as President of the Company. Prior to joining API in February 2003, he was Director of Client Services and Strategic Planning for Quantum Compliance Systems Inc. a privately owned software company specializing in the development and installation of Environmental Health and Safety Management systems. Prior to joining Quantum in June 2001, Mr. Kurtz served as Vice President of Sales and Marketing for Filtertek Inc. an ESCO Technology company for more than thirteen years.

Robin F. Risser – Chief Financial Officer and Director
Mr. Risser joined the Company through the acquisition of Picometrix, Inc., and was appointed Chief Financial Officer of the Company in May 2005 and became a director of the Company in July 2005. Prior to joining the Company, Mr. Risser served as the Chief Executive Officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Risser is also a member of the Optical Society of America. Mr. Risser is a licensed certified public accountant and holds an MBA from the University of Michigan.

M. Scott Farese - Director
Mr. Farese became a director of the Company in August 1998. He is currently CEO of Memacin, Inc. a firm specializing in the manufacturing of Dietary Supplements and Nutracueticals. Prior to founding Memacin, Mr. Farese was and continues to be President of Chelsea Investments, a firm specializing in facilitating private investments in privately held companies since December 2003. For the thirteen years prior to the establishment of Chelsea Investments, Mr. Farese was employed by Filtertek, Inc., most recently holding the position of Business Unit Director. Filtertek, a subsidiary of ESCO Technology, a producer of custom filtration products and fluid control devices and a manufacturer of custom molded filter elements.

Stephen P. Soltwedel - Director
Mr. Soltwedel became a director of the Company in February 2000. In May 2007 he retired as President of Filtertek, Inc., where he had been employed since 1972 and had previously held the position of Vice President and Chief Financial Officer. Prior to joining Filtertek, Mr. Soltwedel was employed by the public accounting firm of Baillies Denson Erickson & Smith in Lake Geneva, Wisconsin.

Lance Brewer – Director
Mr. Brewer became a director of the Company in July 2005. He is a partner at Brewer & Brewer Law firm since 1989 the year in which he co-founded the firm. Brewer & Brewer is headquartered in Newport Beach, California and specializes in representation of financial institutions, business acquisitions and litigation and insurance defense.

Donald Pastor – Director
Mr. Pastor became a director of the Company in July 2005 and is currently the Executive Vice President and Chief Financial Officer of Telephonics Corporation. In addition, Mr. Pastor serves as the Chief Executive Officer of TLSI, a wholly owned subsidiary of Telephonics. For the past thirty years, Mr. Pastor has held a variety of financial, administrative and operational positions in high technology and defense related industries.

Steven Williamson (Age 53) - Chief Technology Officer
Mr. Williamson joined the Company in May 2005 through the acquisition of Picometrix, Inc. Prior to joining the Company, Mr. Williamson served as the president, chief technology officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Williamson earned

his B.A. in Physics (Optics) from the University of Rochester, has 35 publications in the field of ultra fast optics and optoelectronics and holds twelve patents.

CORPORATE GOVERNANCE

The Company seeks to follow best practices in corporate governance in a manner that is in the best interests of our business and our stockholders. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, the SEC and the AMEX and will continue to review our policies and practices to meet ongoing developments in this area.

Code of Ethical Conduct

The Company has adopted a Code of Ethical Conduct applicable to its Chief Executive Officer (CEO) and President and Chief Financial Officer (CFO) pursuant to the Sarbanes-Oxley Act of 2002. In addition the Company has adopted a Code of Business Conduct and Ethics applicable to all employees and Directors, including the above officers. Both Codes of Ethics are published on the Company's web site, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page. Both Codes of Ethics are also available in print to any requesting stockholder. We will post any amendments to or waivers of both Codes of Ethics on the Company's website.

BOARD MEETINGS AND COMMITTEES

Board Meetings, Annual Meeting and Attendance of Directors

The Board of Directors held five meetings and acted by unanimous written consent two times during the fiscal year ended March 31, 2007.

Each person who served as a director during the 2007 fiscal year attended at least 75% or more of the aggregate of (i) the total number of meetings of the Board held while such person was a director, and (ii) the total number of meetings held by all committees of the Board on which such person served while such person was a member of such committee. As a matter of policy, members of the Board are required to make every reasonable effort to attend the Annual Meeting. All members of the Board attended the Company's 2006 Annual Meeting of Stockholders held on August 27, 2006.

Director Independence

The Board has affirmatively determined that the following directors have no material relationship with the Company and are independent within the meaning of Rule 10A-3 and within the AMEX definition of "independence": M. Scott Farese, Stephen P. Soltwedel, Lance Brewer and Donald Pastor. Independent directors receive no compensation from the Company for service on the Board or the Committees other than directors' fees and options granted under our 2000 stock option plan.

Executive Sessions

As required by the AMEX listing standards, our non-management directors meet in executive sessions with only non-management directors present at least once annually.

Communications with Directors

You may contact the entire Board of Directors, any Committee, the non-management directors as a group or any individual director by calling the Company's hotline at 800-785-1003 (U.S. and Canada) which is administered by the third party service provider, Lighthouse Services. Lighthouse Services collects all requests for contact and delivers them to the appropriate director or group of directors. The contact information for our hotline is also located on our website at www.advancedphotonix.com under the "Investor Inquiries" link on the Investors page. Stockholders are also welcome to communicate directly with the Board at its Annual Meeting.

Committees of the Board

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. All of the members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are independent directors within the applicable definitions of the AMEX listing standards and Rule 10A-3. Each of the Committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. The charters for the Audit Committee, the Compensation Committee and the Nominating Governance Committee have been approved by the Board of Directors and are posted on the Company's website, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page. The charters are also available in print to any requesting stockholder.

As set forth in the Audit Committee Charter, the Audit Committee's primary responsibilities are to: (1) oversee the Company's financial reporting principles and policies including review of the financial reports and other financial and related information released by the Company to the public, or in certain circumstances governmental bodies; (2) review of the Company's system of internal controls regarding finance, accounting, business conduct and ethics and legal compliance that management and the Board have established; (3) review of the Company's accounting and financial reporting processes; (4) review and appraisal with management of the performance of the Company's independent auditors; and (5) provide an open avenue of communication between the independent auditors and the Board of Directors. The Audit Committee held four meetings during the fiscal year ended March 31, 2007. During the 2007 fiscal year, the Audit Committee consisted of Messrs. Farese, Pastor and Soltwedel, all of whom are independent within the meaning of Rule 10A-3 and within the applicable AMEX definition of independence. The Board has determined that Stephen P. Soltwedel and Donald Pastor qualify as "audit committee financial experts" under the regulations promulgated by the SEC. None of the independent directors receives compensation from the Company for service on the Board or its Committees other than directors' fees and option grants under the Company's 2000 Stock Option Plan.

Compensation Committee. The Compensation Committee evaluates directors and management compensation plans as well as the Company's equity incentive plans. The Compensation Committee met six times during the 2007 fiscal year. The members of the Compensation Committee are Messrs. Farese, Brewer and Soltwedel, all of whom are independent under the applicable AMEX definitions. Pursuant to the Compensation Committee Charter, the Committee is responsible for (i) discharging the Board's responsibilities relating to compensation of the Company's executive officers and (ii) reviewing and approving an annual report on executive compensation prepared by the Company's CFO for inclusion in the Proxy Statement in accordance with applicable rules and regulations. The Committee made recommendations concerning annual base salary and bonus for our executive officers for the 2007 calendar year and made recommendations as to the grant of stock options to these executive officers.

Nominating and Governance Committee. The Nominating and Governance Committee identifies individuals qualified to become members of the Board and its Committees and addresses the Company's demands for governance. The Nominating and Governance Committee met once in executive session during the 2007 fiscal year; all other discussions were conducted in connection with regular Board meetings. The members of the Nominating and Governance Committee are Messrs. Farese, Brewer and Pastor, all of whom are independent under the applicable AMEX definition.

The Committee's responsibilities include (i) identifying individuals qualified to become Board members, (ii) recommending individuals to the Board as director nominees and recommending directors to serve as members of the Board's committees, and (iii) developing and recommending to the Board a set of Corporate Governance Guidelines.

Nomination Procedures

The Nominating & Governance Committee of the Board identifies, investigates and recommends prospective directors to the Board with the goal of creating a balance of knowledge, experience and diversity. In conducting this assessment, the Nominating and Governance Committee considers, among other things, skills, expertise, integrity, character, judgment, independence, corporate experience, length of service, willingness to serve, conflicts and commitments (including, among other things, the number of other public and private company boards on which a director candidate serves), and such other factors as it deems appropriate to maintain a balance of knowledge, experience and capability on the Company's Board. The Committee also considers whether a prospective nominee has appropriate business experience, as well as the ability to make independent, analytical judgments, the ability to be an effective communicator and the ability and willingness to devote the time and effort to be an effective and contributing member of the Board.

In the case of incumbent directors whose terms of office are set to expire, the Committee reviews such directors' overall service to the Company during their terms, including the number of meetings attended, level of participation and quality of performance. Consideration of new director nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. The Committee identifies potential new director candidates by recommendations from its members, other Board members, Company management and stockholders, and may, if necessary or appropriate, utilize the services of a professional search firm.

The Nominating & Governance Committee considers recommendations for director candidates submitted by stockholders using the same criteria that it applies to recommendations from the Committee, directors and members of management. In order to be considered, a recommendation from a stockholder must be submitted to the Secretary of the Company in accordance with the director nomination procedures set forth in our by-laws and the applicable rules of the SEC. See the section to this proxy under the heading "Proposals of Stockholders."

The Company has not made any changes to the procedures by which stockholders may recommend nominees to the Company's Board of Directors since the Company's last proxy statement.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information on the compensation program in place for the Company's Chief Executive Officer, Chief Financial Officer, President[1] and Chief Technology Officer (the Named Executive Officers or NEOs).

Compensation Philosophy and Objectives. The Company compensates its NEOs with a mix of base salary, bonus and equity compensation designed to be competitive with the compensation offered by other companies of comparable quality, size and performance. In general, the Company's executive compensation program is designed to achieve the following objectives:

- *Pay for Performance*. Motivate executive officers to achieve strategic business objectives and to sustain high levels of performance by tying a significant portion of their compensation to the achievement of the Company's financial goals and pre-established strategic and individual objectives;

[1] Until his resignation in June 2006, Paul Ludwig served as President of the Company. Following his resignation, the position of president was combined with the CEO. All references in this discussion relating to compensation setting practices for the position of President applied to Mr. Ludwig.

- *Align Interests of Executives with Long-Term Interests of Stockholders.* Provide equity-based incentives, the value of which, over time, depends upon the market value of the Company's stock; and
- *Attract and Retain Talented and Experienced Executives.* Create a compensation program that is competitive with companies in the Company's market sector that compete with it for executive talent and experience by gathering benchmarking data regarding compensation plans and levels.

Board Process. The Compensation Committee reports to the Board of Directors (the Board) and is responsible for setting and administering the Company's compensation program policies as well as monitoring the Company's compensation philosophy and objectives. In advance of each fiscal year, the Compensation Committee reviews and recommends to the Board of Directors for approval all compensation awards, including bonuses payable for the prior year and creation of the bonus targets for the next fiscal year, to all executive officers, including the chief executive officer (CEO), the chief financial officer (CFO), the President, the chief technology officer (CTO) and each person in senior management who has a total compensation level greater than $100,000. Generally, on its own initiative the Compensation Committee reviews the performance and compensation of the CEO, and, following discussions with him, and other advisors where it deems appropriate, establishes the compensation level to be recommended to the Board. In this context, the Compensation Committee evaluates the CEO's performance in light of agreed upon objectives, his contribution to the Company's performance and other leadership accomplishments. With respect to the other NEOs, the Compensation Committee receives recommendations and performance evaluations from the CEO and CFO (with respect to all NEOs other than himself), and exercises its judgment in establishing its recommendations to the Board taking into account such recommendations and evaluations. As with the CEO, such performance evaluations are based on achievement of pre-agreed objectives by the executive and his contribution to the Company's overall performance.

With respect to equity compensation awarded to NEOs, the Compensation Committee establishes recommendations for option grants to the NEOs to be approved by the Board. In making such recommendations, the Compensation Committee considers the long-term incentive practices of comparable companies, the goals of the Company's long term incentive program, recommendations of the CEO and as applicable reports received from its independent compensation consultant.

The Compensation Committee is composed of three directors, all of whom are independent under the applicable AMEX definitions. The Compensation Committee held six meetings during the 2007 fiscal year. The Compensation Committee reports to the Board on its actions and recommendations following each meeting and is responsible for periodically updating the Board about Compensation Committee activities and actions.

Compensation Setting Principles and Methodologies. In order to establish the cash component of an NEO's compensation, the Compensation Committee establishes targeted overall cash compensation for each of its NEOs and then allocates the total amount among base salary and short term incentives. At the NEO level, the Compensation Committee designs the short term incentives to reward company-wide performance through tying awards primarily to revenues and earnings. With respect to non-executive employees, the Company designs short term incentive compensation to reward the achievement of specific operational goals within areas under the control of the relevant employees, although company-wide performance is also a factor. In addition to cash compensation, NEO compensation typically includes an equity component which furthers the Company's interest in providing a long term incentive to its executives. In determining awards of equity based incentive compensation, the Compensation Committee takes into account company performance, as well as an individual's scope of responsibility, the importance to stockholders of such person's continued service, and the Company's interest in aligning management and stockholder interests.

Targeted Overall Cash Compensation. The Compensation Committee uses the concept of "targeted overall cash compensation" to establish the cash and bonus compensation levels for each NEO. "Targeted overall cash compensation" is the aggregate level of compensation that the Company would pay if performance goals are fully met. For purposes of establishing the targeted overall cash compensation for its NEOs for the 2006 fiscal year, the Compensation Committee engaged an independent consulting firm specializing in compensation analysis to perform a study of the compensation program for the top executive officers. This study remains relevant to the determination of NEO compensation for the 2007 fiscal year since NEO compensation was not increased for the 2007 fiscal year, except for a change in the CEO's bonus matrix as described below. In establishing the compensation levels for the 2007 fiscal year, the Compensation Committee relied on the compensation consulting firm's report prepared for the 2006 fiscal year, and its own review of the NEO's and the Company's performance.

The independent consulting firm's study prepared in fiscal year 2006 analyzed compensation practices as reported in the proxy statements of twenty-one (21) public companies that were selected as industry peer companies of comparable size to the Company.[2] To ensure that the executive officer compensation is competitive in the market, the Compensation Committee has used this study to evaluate the Company's compensation structure in relation to its industry peer group. In addition, the study developed a correlation between revenue and compensation for the four highest paid positions, regardless of title. Following completion of the study, the independent compensation consultant presented to the Compensation Committee peer group benchmarking data and made recommendations regarding target levels for total compensation for senior executives which the Compensation Committee reviewed and considered.

In addition to reviewing the peer group data results from the study and the recommendations made by the CEO, the Compensation Committee also looked extensively at a number of other factors, particularly projected net income, and revenue growth for the fiscal year 2006 business plan. In the case of compensation for the Company's CEO, it also considered the Company's performance during the past four years.

In allocating the elements of compensation between salary and bonus, the Compensation Committee believes that since members of management have the greatest ability to influence the Company's performance, the ratio of bonus to salary should be higher with respect to NEO compensation than the ratio used for the rest of the employee population. Accordingly, the Compensation Committee has allocated approximately one-third of the CEO's, and one quarter of the CFO's and CTO's cash compensation to incentive compensation. In making this allocation, the Compensation Committee relied in part upon the advice of its independent consulting firm, and the compensation study prepared by the firm, which benchmarked target compensation levels against the industry peer groups.

Elements of Executive Compensation. The elements of the compensation program for executive officers consist of the following:

Base Salaries. The Compensation Committee believes in providing senior management with a level of cash compensation in the form of a base salary that reflects the individual's experience and performance, including achievement of financial and strategic objectives and is appropriate for a company of its size in its market sector. The Compensation Committee reviews salaries at the end of each fiscal year and adjusts them as warranted to reflect sustained individual performance. Base salaries are kept within a competitive range for each position based on the Compensation Committee's review of benchmark data regarding target ranges for

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[2] The peer group reviewed by the Compensation Committee's independent compensation consultant consisted of the following companies:

ADE Corp, California Micro Devices Corp, Catalyst Semiconductor Inc., Exar Corp., Form Factor Inc., IMP Inc., International Display Works, Leadis Technology Inc., Micropac Industries Inc., OPTI Inc., Porta Player Inc., Rudolph Technologies, Sirenza Microdevices Inc. Solitron Devices, SPIRE Corp., SRS Labs Inc. Staktek Holdings Inc., Supertex Inc., Tessera Technologies Inc. Trident Microsystems Inc. TVIA Inc. Ultra Clean Holdings, Virage Logic Corp.

executive officer compensation at industry peer companies. Factors considered in decisions to materially increase or decrease compensation are based on Company performance, accomplishment of objectives by the senior executive, and changes in the responsibilities assigned to the executive officer.

Based upon its evaluation of the above factors and taking into account recommendations of the independent compensation consultant as well as the fiscal year 2006 projections and budget, the Compensation Committee recommended and the Board approved a base salary for the CEO of $185,000 for the fiscal year 2006, which was within the range of salaries paid by similarly situated public companies.

With respect to the other NEOs, the Compensation Committee recommended and the Board concluded that a base salary of $185,000 was also appropriate for the President, CFO and CTO after a similar review, taking into account the benchmarks for compensation for officers at this level in comparable companies, and the CEO's recommendation that total compensation for NEOs be equal in order to foster and continue to attract and retain a strong management group.

For fiscal year 2007, the Board determined not to increase the NEOs' base salaries, as recommended to the Board by the Compensation Committee and the CEO, and based upon the projected loss of income sustained for the first year following the acquisition of Picometrix, which closed in May 2005.

Cash Incentive Bonuses. The Company's practice is to award cash bonuses based upon performance objectives. At the beginning of each fiscal year, the Compensation Committee establishes targeted bonuses for each NEO and approves a matrix of performance objectives which are tied to sales revenues and net income under the 2007 fiscal year plan (the 2007 Plan). At the end of each fiscal year, the Compensation Committee reviews the Company's actual performance as compared to the targeted performance under the 2007 Plan and recommends a bonus for each NEO based on the matrix. The Compensation Committee may make a discretionary bonus when results are outside the scope of the matrix due to extraordinary circumstances during the year.

Targeted Bonus. In establishing the NEO bonuses, the Compensation Committee used the study prepared by its independent compensation consultant. The study outlined a company bonus package range of 35% to 50% of base salary comparable to the range offered by other companies in its peer group. The Compensation Committee used these results as its starting point to establish the targeted bonus for each NEO. The Compensation Committee then reviewed the Company's performance objectives as described in the 2007 Plan and each NEO's performance during the prior fiscal year. For the fiscal year 2007, the Compensation Committee recommended and the Board approved the following target bonuses: the CEO's targeted bonus is 50% of his base compensation ($92,500) and the CFO's and CTO's targeted bonus is 35% of their base compensation ($64,750).

Bonus Matrix. The Company's incentive compensation program is based on a bonus matrix designed to reward its NEOs with annual cash awards for achieving targeted Company performance objectives. The performance awards range from 20% to 200% of the individual's targeted bonus and are based on the achievement of targeted sales and revenues and targeted income adjusted for non-cash expenses under the applicable budget and plan. The Compensation Committee and the Board believe these factors form the most appropriate metric for the Company given its debt, capital structure and its projected revenue growth and income. The actual targets for the performance goals are based on the Company's confidential strategic plans, and accordingly are not publicly disclosed for competitive reasons. The Compensation Committee believes that the targeted goals are realistic but challenging, and motivate the NEOs to promote the achievement of the Company's financial and strategic goals.

Equity Compensation. Historically, the primary form of equity compensation that the Company awarded consisted of non-qualified stock options. The Company selected this form because of the favorable accounting and tax treatments and the near universal expectation by employees in its industry that they would receive stock options. However, beginning in 2006 the accounting treatment for stock options changed as a result of Statement of Financial Accounting Standards No. 123(R), making the accounting treatment of stock options less attractive. As a result, in July 2007, the Board adopted a new equity compensation plan which provides for grants of stock in addition to options. If the stockholders approve the 2007 Equity Incentive Plan at the annual meeting, the Company will have the ability to issue stock options and stock grants, which will be subject to time based or performance based vesting depending on the terms of the grant. The Company does not have a definitive strategy for making stock grants to employees under this plan; however, the Board believes that the ability to grant equity awards other than incentive stock options is important because the value of the stock grant will correspond more closely with the expense of the award.

Stock Options. Stock options are awarded based on attracting talent and retaining that talent based on the vesting period of the stock option award. Stock options have value only if the stock price increases over time. As the Company's stock options have a ten-year term, the options focus employees on long-term growth and align employee incentives with stockholders. The granting of stock options is a discretionary process which takes into account studies of the option grant practices of the Company's peer group, NEO's individual performance and achievements as well as the tax and accounting treatment of option grants. The Board reviews and approves the overall stock option pool for participating employees and recommendations of the Compensation Committee for individual option grants to executive officers. The Compensation Committee is also responsible for administering the stock option plan.

With the exception of significant promotions and new hires, the Board generally grants stock options at the first meeting of the Compensation Committee each year following the availability of the financial results for the prior year. The Compensation Committee grants options at this time because it enables the Committee to consider prior year performance of the Company and the potential recipients and expectations for the current year. The awards also are made as early as practicable in the fiscal year in order to maximize the time period for the incentives associated with the awards. The Board's meeting schedule is determined several months in advance, and the proximity of any awards to earnings announcements or other market events is coincidental. In establishing awards levels, the Compensation Committee may consider any or all aspects of equity ownership levels of the recipients or prior awards that are fully vested. No options were granted in with respect to the 2007 fiscal year.

Stock Grants. The Board is submitting for approval at the 2007 Annual Meeting of Stockholders an equity compensation plan which will enable the Company to award stock grants as well as options. The Board contemplates that stock grants will be available for grant to all employees and directors of the Company, including the Company's NEOs. As stock grants generally vest over multiple years, the grants intend to align the interests of the recipient with the long-term interests of the stockholders by creating an incentive for employees to maximize the Company's total stockholder value. The 2007 Equity Incentive Plan also plan also provides for the grant of Stock Grants subject to performance based vesting, which will enable the Compensation Committee to reward participants for specific achievement of financial and strategic goals.

A full description of the 2007 Equity Incentive Plan is set forth in this proxy statement under "Proposal 2 – Adoption of 2007 Equity Incentive Plan".

Severance Benefits. Currently there are only two executive officers that have employment agreements, Mr. Robin Risser, the Company's CFO and Mr. Steven Williamson, the Company's CTO. These employment agreements were entered into in connection with the acquisition of Picometrix and will expire on May 2, 2008. The agreements provide for a base salary of $185,000 and eligibility to participate in the bonus matrix, as described above.

On June 6, 2006, the Company entered into a separation agreement and general release with Mr. Paul Ludwig, former President and Director of the Company, who resigned as an employee of the Company effective August 31, 2006 and as the President and Director of the Company effective immediately. The Company took into consideration his past service to the Company and personal matters that prevented him from relocating from Madison, Wisconsin to the new corporate headquarters in Ann Arbor, Michigan. Under this separation and general release agreement, the Company agreed to pay Mr. Ludwig the following separation payments after August 31, 2006: (a) $123,344 representing approximately eight months of Mr. Ludwig's base salary, payable in eight substantially equal installments of $15,418 each, with the first installment to be mailed on or about October 3, 2006 and an additional installment to be mailed on or about the third day of each of the next seven months with the last installment to be mailed on or about May 2, 2007; (b) a lump sum payment of $10,160.88 representing approximately eight months of the Company's group health insurance subsidy; and (c) the full amount, if any, of any accrued and unpaid vacation. All of Mr. Ludwig's currently outstanding stock option grants as of the date would become fully vested and exercisable in accordance with and subject to their terms. In addition, Mr. Ludwig was entitled to receive outplacement assistance services up to a maximum cost of $20,000. Further, the Company paid on behalf of Mr. Ludwig $18,325.86 in connection with the Company's benefit plans and 401(k) retirement plan for the fiscal year ended March 31, 2006.

In consideration for the separation payments outlined above, Mr. Ludwig agreed to certain conditions, including the following: (a) release and discharge the Company from all claims, (b) not to solicit any person who is, or within the preceding twelve months was, a Company employee for a period of two years following the separation date of August 31, 2006; and (c) abide by certain continued confidentiality and non-disparagement obligations.

Change in Control Arrangements and Agreements. The Company does not have any change in control agreements or arrangements in place for any of its executive officers. Under the Company's 2000 Stock Option Plan and the Proposed 2007 Equity Incentive Plan, the Board may decide in its sole discretion to accelerate vesting of options and Stock Grants granted to employees in connection with a change in control. Relative to the overall value of the Company, these potential changes in control benefits are relatively minor, but appropriate in order to further align the interests of management with those of the stockholders.

Health Benefits. The Company provides coverage for the CEO, CFO and CTO under a supplemental long term disability plan which is greater than that offered by it to other employees. The amount which the Company pays for this benefit is set forth on the Summary Compensation Table under the category of "All Other Compensation." Except for this coverage, all NEOs are eligible under the same health benefit plans as all other employees for medical, dental, disability and life insurance. These benefits are a necessary element of compensation to attract and retain employees and are competitive with benefits offered in the Company's industry.

Retirement Plans. In the interest of providing a reasonable level of retirement income, the Company maintains a traditional 401(k) plan pursuant to which it matches 100% of the first 3% of the employee's pretax contributions and 50% of the next 2% of the employee's pretax contributions. Executive officers are covered by the same plan on the same terms as provided to all salaried employees.

Perquisites and Other Benefits. The only perquisites offered by the Company are relocation benefits, which are individually negotiated for each occurrence. No relocation benefits were paid to any NEOs during the 2007 fiscal year.

Director's Compensation. The table under the heading "Directors Compensation" in this proxy statement provides the cash and equity compensation paid to the Company's independent directors for the 2007 fiscal year.

Base Compensation. With respect to the director's compensation program, the Compensation Committee also applied the concept of "targeted overall cash compensation," or the aggregate level of cash compensation that the Company would pay each of its independent Board members. In 2004, the Company engaged an independent consulting firm to prepare a study which analyzed the compensation practices for board members as reported in the proxy statements of twenty-one (21) public companies that were selected as industry peer companies of comparable size to the Company.

The results of the study recommended that each of the Company's independent directors receive the following cash compensation: (1) a quarterly retainer in the amount of $2,000, (2) a board meeting attendance fee in the amount of $1,000, and (3) a Committee meeting attendance fee in the amount of $750. Additionally, given the level of effort necessary for the Audit Committee and the Compensation Committee chairmanships, the chairs of the Audit Committee and the Compensation Committee receive an additional cash retainer of $2,500 and $1,000, respectively. Employee directors do not receive any compensation for attending board or Compensation Committee meetings.

The Compensation Committee reviewed these recommendations for independent director compensation and submitted proposals to the Board for approval. There have been no increases in director cash compensation since fiscal year ended March 2005, the year in which the study was performed.

Stock Options. In addition to outlining cash compensation practices for the Board, the study also provided peer group benchmarking data as to the amount and form of equity incentives provided to directors, both upon initial election and in connection with their annual service on the Board. The study recommended that non-employee directors be granted options to purchase 100,000 shares of stock (the Initial Grant) upon election, and options to purchase 25,000 shares of stock per year commencing in the fourth year of service (the Annual Grant). The Initial Grant vests as to 20% of the shares underlying the grant over a four year period with the first installment vesting on the sixth month anniversary and the remaining installments vesting on the first, second, third and fourth annual anniversaries of the date of the grant. The Annual Grant is granted at the beginning of the fiscal year and vests on the six month anniversary of the date of the grant. The exercise price of the options is equal to the fair market value of the stock on the date of the grant.

Following recommendation by the Company's compensation consultant, the Board adopted this proposal in August 2005. The Company's option granting practice with respect to its independent directors has remained the same since that time.

Tax and Accounting Implications. The following is a summary of the tax and accounting treatment of compensation paid to the Company's NEOs.

Nonqualified Stock Options. Generally, with respect to nonqualified stock options: (a) at the time of the nonqualified stock option grant, the option holder does not recognize any income; (b) at the time of exercise of the nonqualified stock option, the option holder recognizes ordinary income in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the exercise date and the Company is entitled to an income tax deduction in the same amount; and (c) any gain or loss is treated as capital gain or loss when the option holder disposes of his shares.

Accounting for Stock-Based Compensation. On April 1, 2006, the Company began accounting for stock-based compensation, including its Stock Option Plan, in accordance with the FASB Statement 123R requirements. Once the Company has adopted and implemented the 2007 Equity Incentive Plan, the Company will also begin accounting for Stock Grants in accordance with the requirements of FASB Statement 123R.

Compensation Committee Report*

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in the Company's 2007 Stockholder Meeting Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the Proxy). Based on the reviews and discussions referred to above, we have recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company's Proxy.

Compensation Committee
M. Scott Farese (Chairman)
Lance Brewer
Stephen Soltwedel

* Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the 1934 Act, the Report on Executive Compensation by the Compensation Committee shall not be incorporated by reference in any such filings.

EXECUTIVE COMPENSATION TABLES AND NARRATIVE DISCLOSURE

The following tables set forth executive compensation for the Company's Chief Executive Officer (CEO) and President, Chief Financial Officer (CFO) and Chief Technology Officer (CTO) (the Named Executive Officers or NEOs) during the 2007 fiscal year.

Summary Compensation Table

The following table sets forth compensation for the Company's Named Executive Officers for the fiscal year ended March 31, 2007.

Name & Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Richard Kurtz, Chief Executive Officer and President(3)	2007	185,000	17,406	64,750	8,690 (4)	275,846
Robin Risser, Chief Financial Officer	2007	185,000	17,525	45,325	8,682 (4)	256,532
Steve Williamson, Chief Technology Officer	2007	185,000	17,525	45,325	8,502 (4)	256,352
Paul Ludwig, President(5)	2007	81,695	5,714	--	179,163 (6)	266,572

1) Represents the amount of compensation cost recognized by the Company in fiscal year 2007 related to stock option awards granted in prior years, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). For a discussion of valuation assumptions see Note 1 to the Company's 2007 Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended March 31, 2007.

2) Represents amounts paid under the bonus plan. Mr. Ludwig resigned prior to the end of fiscal year 2007 and was not eligible to receive any bonus amount under the bonus plan.

3) Effective June 6, 2006, following the resignation of Mr. Ludwig, Mr. Kurtz took over the responsibilities of President. Mr. Kurtz does not receive any additional compensation for such services.

4) Amounts include life insurance premiums, Company matching contributions to the 401K Savings Plan and long-term disability premiums.

5) Mr. Ludwig resigned as the Company's President effective June 6, 2006 and resigned from employment with the Company effective August 31, 2006.

6) Represents prorated amounts of life insurance premiums, Company matching contributions to the 401K Savings Plan, long-term disability premiums and payments relating to Mr. Ludwig's resignation including severance ($123,344), vacation pay-out ($21,000), outplacement ($20,000) and a health insurance subsidy ($10,161).

Grants of Plan-Based Awards Table

The Company provides for cash incentive awards to its NEOs pursuant to a bonus plan. Annually, the Compensation Committee establishes a targeted bonus for each NEO based on a percentage of his annual salary. With respect to the 2007 fiscal year, the CEO's targeted bonus was 50% of his salary, the CFO's and the CTO's targeted bonus was 35% of their salaries. The Bonus Plan provides for a range of bonus awards based on the Company's achievement of sales and net income results which are approved by the Committee at the beginning of each fiscal year and are set forth in a matrix. NEOs are eligible for bonus awards under the bonus matrix ranging from 20% to 200% of their targeted bonuses based on the Company's achievement of the sales and revenue results as of the fiscal year end. Actual amounts paid under this incentive plan for the fiscal year 2007 are set forth in the "Summary Compensation Table." A discussion of the Compensation Committee's administration of cash incentive bonus plan is provided in the "Compensation Discussion and Analysis."

The following table sets forth the minimum (or Threshold), target, and maximum awards available to the NEOs under the Company's non-equity incentive plan for the fiscal year ended March 31, 2007.

	Estimated Future Payout Under Non-Equity Incentive Plan Awards		
Name	Threshold ($) (1)	Target ($) (2)	Maximum ($) (3)
Richard Kurtz	18,500	92,500	185,000
Robin Risser	12,950	64,750	129,500
Steve Williamson	12,950	64,750	129,500
Paul Ludwig (4)	12,950	64,750	129,500

(1) Amount's represent 20% of the NEO's targeted bonus.

(2) Amount's represent 100% of the NEO's targeted bonus.

(3) Amount's represent 200% of the NEO's targeted bonus.

(4) The targeted bonus and bonus matrix for Mr. Ludwig was established at the beginning of the fiscal year, however due to his resignation on August 31, 2006, he was not paid an incentive payment for the 2007 fiscal year.

Narrative Addendum to the Summary Compensation Table and the Grants of Plan-Based Awards Table

The Named Executive Officers include the executive officers whose total compensation exceeds $100,000. Effective June 6, 2006, following Paul Ludwig's resignation as President, the position was combined with the CEO, however, since Mr. Ludwig was employed by the Company during the fiscal year, he has been included as a Named Executive Officer in this proxy statement.

Employment Agreements

The Company entered into employment agreements with Messrs. Risser and Williamson to serve as its Chief Financial Officer and Chief Technical Officer, respectively, effective May 2, 2005 in connection with the acquisition of Picometrix, Inc. These employment agreements provide for an annual base salary of $185,000 subject to merit increases at the discretion of the Compensation Committee. In addition, Messrs. Risser and Williamson are each eligible to receive an annual bonus under the bonus plan based on the bonus matrix (as described in the "Compensation and Analysis Discussion" and in the "Grants of Plan-Based Awards" table above). Pursuant to the agreement, Messrs. Risser and Williamson are also eligible to receive other benefits to the extent provided by the Company to its executive officers, including but not limited to, group medical insurance, group disability and life insurance.

Messrs. Risser and Williamson's employment agreement, each provides for an employment guarantee for a three year period from the effective date of the agreement limited to the payment of the agreed compensation and benefits for the remainder of the three year term. The guarantee is triggered if the executive is terminated without Cause or upon Good Reason (as defined in the Employment Agreements). In the event of termination without Cause or upon Good Reason, the executive will be paid a lump sum severance equal to his base pay plus any accrued but unused vacation and sick days, and will be entitled to continue to receive all benefits provided to him at the time of his termination during the guarantee period. The Company will also pay a health care subsidy for the executive during the guarantee period. Receipt of benefits under this guarantee is contingent on the executive's executing a reciprocal release with the Company.

Severance Payment

Paul Ludwig resigned as the Company's President effective June 6, 2006 and as an employee effective August 31, 2006, and executed a Separation and General Release Agreement with the Company the terms of which are described in the Compensation Discussion and Analysis. The amounts paid to Mr. Ludwig pursuant to this Agreement are set forth in the "All Other Compensation" column in the "Summary Compensation Table" and in the table under the heading "Post Termination Benefits and Change in Control" section below.

Option Plans

The Company's 1997 Employee Stock Option Plan (which expired January 13, 2007) and the 2000 Stock Option Plan (the Option Plans) provide that options may be granted to employees, including executive officers, to purchase shares of Common Stock at an exercise price equal to the fair market value of the Company's Common Stock on the date of the grant. All of the Company's employees, its subsidiaries' employees, consultants and advisors are eligible to receive options under the Option Plans. The Option Plans provide that the Board may determine which employees are granted options and the number of shares subject to each option. Non-employee directors also participate in the 2000 Stock Option Plan. The purchase price for shares must be paid in cash or by the tender of shares of Common Stock having a fair market value, as determined by the Board, equal to the option exercise price. During the 2007 fiscal year, the Company did not grant options to any of its NEOs.

The Company is proposing for adoption at the Annual Meeting a 2007 Equity Incentive Plan which, in addition to granting options, would permit the Company to award Stock Grants. Please see the description in this proxy under the heading "Proposal 2-Adoption of the 2007 Equity Incentive Plan" for a complete description of the 2007 Equity Incentive Plan and the awards which will be available under it.

Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth information regarding each unexercised option held by each of the Company's NEOs as of March 31, 2007. Mr. Ludwig is omitted from the table since all of his options expired prior to March 31, 2007 as a result of his resignation from the Company effective August 31, 2006.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Richard Kurtz	25,000	--	5.34	2/22/2010
	150,000	--	3.19	8/25/2010
	70,000	--	0.80	4/20/2011
	25,000	--	0.86	8/17/2011
	150,000	--	0.67	2/20/2012
	60,000	30,000 (1)	0.93	5/19/2013
	16,800	11,200 (2)	2.25	6/10/2014
	8,400	12,600 (3)	2.32	6/3/2015
Robin Risser	40,000	60,000 (4)	2.11	5/2/2015
Steve Williamson	40,000	60,000 (4)	2.11	5/2/2015

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1) The option was granted on May 19, 2003 and is exercisable as to 20% of the shares underlying the option on the six month anniversary and the first, second, third and fourth annual anniversaries.

2) The option was granted on June 10, 2004 and is exercisable as to 20% of the shares underlying the option on the six month anniversary and the first, second, third and fourth annual anniversaries.

3) The option was granted on June 3, 2005 and is exercisable as to 20% of the shares underlying the option on the six month anniversary and the first, second, third and fourth annual anniversaries.

4) The option was granted on May 2, 2005 and is exercisable as to 20% of the shares underlying the option on the six month anniversary and the first, second, third and fourth annual anniversaries.

Option Exercises and Stock Vested Table

The following table shows the number of shares acquired upon exercise of stock options by each of the Company's NEOs during the fiscal year ended March 31, 2007.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Richard Kurtz	60,000	58,558
Robin Risser	--	--
Steve Williamson	--	--
Paul Ludwig	150,000	197,000

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1) The "value realized on exercise" is the difference between the market price of the underlying security at exercise and the exercise price of the option.

Post-Termination Benefits and Change in Control

Messrs. Risser and Williamson are entitled to post-termination payments and benefits pursuant to the terms of their Employment Agreements which were entered into in connection with the acquisition of Picometrix, Inc. Mr. Kurtz, the Company's CEO and President, is not eligible for any post-termination benefits. In addition in connection with Mr. Ludwig's resignation, the Company entered a Separation and General Release Agreement providing for certain post-termination benefits.

The following table sets forth the Company's reasonable estimate of the potential payments to each Messrs. Risser and Williamson upon termination as if termination occurred as of March 31, 2007 and the actual payments payable to the Company's former President, Mr. Ludwig for his resignation as of August 31, 2006. The Company does not have any arrangements in place to make payments or provide benefits to its NEOs in connection with a change in control of the Company.

Name & Position	Salary ($)	All Other Compensation ($)	Total ($)
Robin Risser, Chief Financial Officer (1)	201,430 (2)	34,186 (3)	235,616
Steve Williamson, Chief Technical Officer (1)	201,430 (2)	49,107 (3)	250,537
Paul Ludwig, President (4)	123,344 (5)	51,509 (6)	174,853

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1) Messrs. Risser and Williamson are entitled to post-termination benefits pursuant to their three year employment agreements which expire on May 2, 2008 and are further described above under the heading "Employment Agreements."
2) Represents thirteen months of salary through May 2, 2008.
3) Amounts represent estimates of payments over the thirteen month period remaining under the officer's employment guarantee relating to life insurance premiums, health and welfare benefits, short-term and long-term disability premiums and earned vacation.
4) Amounts disclosed for Mr. Ludwig represent the actual benefits paid to Mr. Ludwig pursuant to the Separation and General Release Agreement with Mr. Ludwig effective August 31, 2006 the date of Mr. Ludwig's termination of employment.
5) Pursuant to the terms of the Separation and General Release Agreement, the Company agreed to pay Mr. Ludwig a severance payment consisting of eight months base pay totaling $123,344 payable in eight equal installments.
6) Represents include a payment of $21,000 resulting from his accrued unused vacation, $10,160.88 for eight months of health and welfare insurance subsidy and $20,000 for outplacement assistance services.

Director Compensation Table

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended March 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
M. Scott Farese	23,750	56,595	80,345
Steve Soltwedel	20,500	56,595	77,095
Lance Brewer	19,000	31,783	50,783
Donald Pastor	20,000	31,783	51,783

1) Represents the amount of compensation cost recognized by the Company in fiscal year 2007 related to stock option awards granted in prior years, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). For a discussion of valuation assumptions see Note 1 to the Company's 2007 Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended March 31, 2007.

Director Fees

During the fiscal year ended March 31, 2007, each Director was paid an annual retainer of $8,000 plus a fee of $1,000 for each Board meeting attended. In addition each Committee member was paid $750 for each Committee meeting attended, and the Chairman of the Compensation Committee received $250 per quarter and the Chairman of the Audit Committee received $625 per quarter.

Director Equity Compensation

Under the Company's present program, an option covering 100,000 shares of Common Stock is granted to each of the Company's non-employee directors upon his initial appointment to the Board. In addition, any non-employee director who has commenced his fourth year of service is automatically granted an option to purchase 25,000 shares of Common Stock once each fiscal year. Messrs. Farese and Soltwedel are the only non-employee directors who were eligible for the automatic grant during the fiscal year ended March 31, 2007. All options granted to non-employee directors are granted under the 2000 Stock Option Plan and have a term of ten years and an exercise price equal to the fair market value of a share of Common Stock on the date of grant. All options remain exercisable for a six month period following a non-employee director's cessation of service or the length of the stated option term, if shorter.

If the 2007 Equity Incentive Plan is approved by the stockholders at the Annual Meeting, non-employee directors will no longer be eligible to receive option grants under the arrangements described above. Pursuant to the 2007 Equity Incentive Plan, in lieu of receiving options, each non-employee director will be granted a Stock Grant under the 2007 Plan for Common Stock having a fair market value of $25,000 on the date of the grant pro-rated for the period from the director's appointment to the following September 1, which Stock Grants will be subject to a risk of forfeiture for a six month period from the date of grant. In addition, each incumbent non-employee director will be granted an annual Stock Grant of that number of shares of Common Stock having a fair market value of $25,000 on the date of grant. Since an option was granted to the two non-employee directors who are eligible to receive such annual grants in April, 2007, this Stock Grant will not be awarded until September 1, 2008, at which time it will only be awarded to the two non-employee directors who would have been eligible to receive an option grant under the Company's prior arrangements, assuming such directors are serving on the Board at such time. The remaining two non-employee directors will receive their first annual grant on September 1, 2009 assuming they are providing services at such time, which is when they would have been eligible to receive the annual option grant under the Company's prior arrangements described above. The annual Stock Grant to the non-employee directors is subject to forfeiture for the six month period following the date of the grant. A full description of the 2007 Plan is available under the heading "Proposal 2—Adoption of 2007 Equity Incentive Plan."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is the obligor with respect to a promissory note held by Mr. Risser, a Director of the Company and its CFO, (the Risser Note), and a promissory note held by Mr. Williamson, the Company's CTO, (the Williamson Note). The notes were entered into in connection with the Company's acquisition of Messrs. Risser's and Williamson's equity interests in Picometrix, Inc. The highest amount owing under the Risser Note during the fiscal year was $966,833, which was the amount owing as of April 1, 2006. The highest amount owing under the Williamson Note during the fiscal year was $1,933,667, which was the amount owing as of April 1, 2006. As of March 31, 2007, $800,166 was outstanding under the Risser Note and $1,600,334 was outstanding under the Williamson Note. Each promissory note accrues interest at a rate 9.25% per annum payable quarterly. The principal on each note is payable in annual installments on each anniversary of the note with final payment due on May 2, 2009. With respect to the fiscal year ended March 2007, the Company paid $241,334 in principal and interest under the Risser Note and $482,666 under the Williamson Note.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Farber Hass Hurley & McEwen, LLP (FHH&M) independent auditors, audited the Company's financial statements for fiscal years 2000 through 2007. Representatives of FHH&M are expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and to make a statement if they desire to do so.

Independent Auditor Fees

The following table sets forth the aggregate fees billed to the Company for the fiscal years ended March 31, 2006 and March 31, 2007, by the Company's independent auditor, FHH&M. The following table presents fees for professional audit services rendered by FHH&M for the audit of the Company's annual financial statements and review of financial statements included in the registrant's quarterly reports on Form 10-Q (Audit Fees) for fiscal 2006 and 2007, and fees billed for other services rendered by FHH&M.

	2007	2006
Audit Fees[1]	$131,000	$119,230
Audit Related Fees[2][3]	$ 3,000	$ 9,350
Tax Fees[4]	--	$ 10,970
All Other Fees	--	--
Total	$134,000	$139,550

1) The fees consisted of the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K and reviews of its interim financial statements included in the Company's Quarterly Reports on Form 10-Q.

2) Audit related fees for the 2006 fiscal year consisted principally of the audit of the Company's benefit plan and consultations regarding acquisitions.

3) The Audit Committee has determined that the provision of all non-audit services performed for the Company by Farber Hass Hurley & McEwen LLP is compatible with maintaining that firm's independence.

4) Tax fees for the 2006 fiscal year consisted primarily of tax return preparation, state tax matters and tax advisory services.

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that the Company's independent auditor is permitted to perform for the Company under applicable federal securities regulations. While it is the general policy of the Audit Committee to make such determinations at full Audit Committee Meetings, the Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee, provided that all such decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

AUDIT COMMITTEE REPORT*

The Company's Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors (the Board). The Committee has three members, each of whom is "independent" as determined under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the rules of the American Stock Exchange. The Audit Committee operates under a written charter adopted by the Board.

The Audit Committee met and held discussions with management and representatives of Farber Hass Hurley & McEwen, LLP (FHH&M), the Company's independent registered public accounting firm. The Audit Committee reviewed and discussed the audited consolidated financial statements, as well as the unaudited financial statements included in Quarterly Reports on Form 10-Q for each of the first three quarters of the fiscal year, with management and FHH&M. The Audit Committee discussed with FHH&M the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. FFH&M also provided the Audit Committee with the written disclosure required by Standard No. 1, "Independence Discussions with Audit Committee," and the Committee discussed with FHH&M its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2007 for filing with the Securities and Exchange Commission.

Audit Committee
Donald Pastor (Chairman)
Stephen Soltwedel
Martin S. Farese

*Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the 1934 Act, the Report on Executive Compensation by the Compensation Committee shall not be incorporated by reference in any such filings.

PROPOSAL 2 – ADOPTION OF THE 2007 EQUITY INCENTIVE PLAN

The Board has adopted, subject to stockholder approval, and recommends the adoption of the Company's proposed 2007 Equity Incentive Plan (2007 Plan), pursuant to which options and stock grants may be granted (each, an Award).

Purpose

The purpose of the 2007 Plan is to enable the Company to offer participants a variety of equity-based incentives, including stock options and stock grants, which provide an additional incentive for directors and employees to further the Company's growth and success by aligning the participants' interests with the Company's interest through their ownership of Company securities. In addition, only an aggregate of 85,000 shares of Common Stock remain available for option grant under the 2000 Stock Option Plan and the 1997 Employee Stock Option Plan expired during the fiscal year. The Board believes that the 2007 Plan will provide the Company with more flexibility in creating the equity component of compensation, as the proposed 2007 Plan permits time-based and performance-based vesting for options and stock grants. As a result of the change in the accounting rules relating to the accounting for stock options, and recognizing the trend toward granting alternative types of awards, the Company has expanded the types of awards available under the 2007 Plan to include stock grants. The Company believes that the 2007 Plan will enable it to continue to attract, retain and motivate its directors, employees, consultants and advisors. The addition of performance-based vesting also supports the Company's objective to closely align its employees' interests with the Company's performance. In addition the new forms of equity grants will give the Committee the ability to provide equitable and competitive compensation to the participants as well as recognize and reward individual contributions and achievements of goals. The Board believes that the 2007 Plan is necessary to remain competitive and to promote the Company's long-term success within the industry.

The following description of the 2007 Plan is qualified in its entirety by reference to the 2007 Plan, a copy of which is attached to this Proxy Statement as Appendix A and is incorporated by reference herein.

Administration

The 2007 Plan shall be administered by a Committee of independent directors. Subject to the terms and conditions of the 2007 Plan, this Committee is authorized to determine to whom among the eligible persons Awards shall be granted, the number of Shares covered by an Award, the terms of each Award, and whether any Option is intended to be an Incentive Stock Option (ISO) or a Non-Incentive Stock Option (NSO). In addition this Committee has authority to interpret and specify rules relating to the 2007 Plan.

Eligibility

All of our employees, non-employee directors, as well as consultants and advisors to the Company are eligible to participate in the 2007 Plan. Currently we have four non-employee directors and 162 employees. To date, we have not granted any equity awards to our consultants or advisors. In making the determination as to the employees to whom Awards shall be granted and as to the number of shares of Common Stock (each, a Share) to be covered by such Awards, the Committee shall take into account the duties of the respective employees, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the 2007 Plan.

Shares Available for Issuance

If the 2007 Plan is approved by our stockholders, the number of Shares with respect to which Awards may be granted under the 2007 Plan is 2,500,000, which includes 1,500,000 which may be issuable upon the exercise of ISOs granted under the 2007 Plan. In addition, the following Shares may also be used for issuance of Awards under the 2007 Plan: (i) Shares which have been forfeited under a Stock Grant; and (ii) Shares which are allocable to the unexercised portion of an option issued under the 2007 Plan which has expired or been terminated.

Per-Person Award Limitations

Under the 2007 Plan, the number of Shares with respect to which Awards may be granted to any individual may not exceed 500,000 during any calendar year.

Types and Terms of Awards

The Committee is authorized to grant the following types of awards under the 2007 Plan: stock options (Options) including ISOs and NSOs and stock grants (Stock Grants).

Options. The Committee is authorized to grant Options, including ISOs which can result in potentially favorable tax treatment to the option holder and NSOs. The exercise price of an Option is determined by the Committee at the time of grant and may not be less than the fair market value of the Shares on the date the Option is granted. The term of Options granted to employees may not exceed ten years. The exercise price of Options is payable in cash, in Shares or in a combination of the two.

Stock Grants. Stock Grants are awards of stock which may in the discretion of the Committee vest upon the satisfaction of conditions, which may be based on performance factors or continued service for a specified period of time as determined by the Committee and set forth in the individual Award agreement.

Automatic Stock Grants to Non-Employee Directors. An initial Stock Grant equal to that number of shares of Stock having a Fair Market Value on the date of grant of $25,000, pro-rated for the period of service commencing on the date of the non-employee director's appointment or election to the Board through the following September 1 will automatically be granted to persons who become non-employee directors from and after the approval of the 2007 Plan by the stockholders. The 2007 Plan also provides for an automatic annual Stock Grant on September 1 of each year commencing September 1, 2008 to each then serving non-employee director equal to the number of shares of Stock having a Fair Market Value on the date of grant of $25,000, provided however directors who have an unvested initial option grant under the Company's prior arrangements shall not then be eligible to receive a Stock Grant. Each Stock Grant is subject to the condition that the grantee must continue to serve as a non-employee director of the Company for a period of six months following the date of grant. Each Stock Grant which is subject to conditions which have not been satisfied will be forfeited at the time of the cessation of the director's services to the Board.

General Limitations on Post Termination Exercisability of Employee Awards. Unless otherwise provided by the Committee, in the event of a termination of an employee's employment for any reason other than death, Disability or Retirement (each as defined in the Plan, and all of which are subject to special rules as set forth in the Plan), Options to the extent then exercisable will remain exercisable for three months from the termination date or until the expiration of the stated term of such Option, if shorter. Unless otherwise provided by the Committee, upon a termination of a participant's service for any reason, Stock Grants awarded to such participant are forfeited on the date of such termination to the extent the conditions applicable to such Stock Grant have not been satisfied.

General Limitations on Post Termination Exercisability of Consultant and Advisor Awards. Unless otherwise provided by the Committee, upon the termination of a contractual relationship with a Consultant or Advisor, Options to the extent then exercisable will remain exercisable for three months from the termination date or until the expiration of the stated term of such Option, if shorter. Unless otherwise provided by the Committee, upon a termination of a contractual relationship with a Consultant or Advisor, Stock Grants granted to such participant are forfeited on the date of such termination to the extent the conditions applicable to such Award have not been satisfied.

Other Provisions

Mergers and Consolidations. In the event of a sale of all or substantially all of the assets of the Company or merger or consolidation, which results in a change of control, the Board may during the ten day period prior to the date of any such change in control, (i) cause each Option to be exchanged or converted into an award of options to purchase securities of the successor entity, (ii) provide that all then outstanding Options shall become exercisable in full, or (iii) take such other action as it determines appropriate. With respect to Stock Grants which are not fully vested, the Board may cause each Stock Grant to be exchanged or converted into a stock grant covering securities of the successor entity subject to equivalent time based or performance-based conditions or provide that all such conditions are satisfied.

Dissolution. In the event of the dissolution of the Company, all Stock Grants to the extent the applicable conditions have not been satisfied shall be forfeited, and all outstanding Options shall be exercisable to the extent then exercisable in accordance with their terms, within a ninety day period and if not so exercised shall be forfeited.

Amendments, Adjustments & Termination. The Board may modify, amend or terminate the 2007 Plan, so long as that action does not impair any participant's rights under any outstanding Award without the consent of such affected participant. The Board may not amend the 2007 Plan without the approval of the stockholders, to the extent such approval is required under applicable AMEX and SEC rules. In the event of a change to our capitalization, the Board has authority to make adjustments, if any, as it deems appropriate and pursuant to applicable laws requiring stockholder approval. The 2007 Plan terminates on July 8, 2017 unless earlier terminated by the Board. No Awards will be granted under the 2007 Plan after termination however, the term and exercise of Awards granted before termination may extend beyond the termination date.

Future Plan Benefits

No benefits are determinable under the 2007 Plan at this time. Annual automatic grants to non-employee directors under the 2007 plan will not be effective until September 1, 2008 and will only be granted to then serving directors; and the automatic initial grant to a non-employee director is triggered upon the appointment of a new director. In addition, all grants to employees under the 2007 Plan are subject to the discretion of the Committee that administers the 2007 Plan.

Federal Income Tax Consequences

The following is a general explanation of the U.S. federal income tax consequences to participants under the 2007 Plan who are subject to tax in the United States. The following is intended for the general information of stockholders considering how to vote with respect to the 2007 Plan and not as tax guidance to participants in the 2007 Plan. The following is not intended to be complete and does not take into account federal employment taxes or state, local or foreign tax implications. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. In addition, different tax rules may apply in light of variations in transactions that are permitted under the 2007 Plan (such as payment of the exercise price by surrender of previously owned shares).

Incentive Stock Options (ISOs). Subject to the limit with respect to the maximum Award that may be granted to any individual in any calendar year, an individual can receive an unlimited number of ISOs during any calendar year. However, the aggregate fair market value (determined at the time of Option grant) of shares with respect to which ISOs first become exercisable by a participant during any calendar year (under all of the Company's Plans) cannot exceed $100,000. ISO tax treatment is denied by the Code to any options in excess of that dollar limit.

The grant and exercise of an ISO will generally not result in income for the participant or an income tax deduction for the Company if the participant is an employee of the company or one of its subsidiaries from the date of option grant and through the date which is three months after before the exercise date (or one year before the exercise date if the participant's employment with the Company terminated as a result of the participant's "disability" as defined in the 2007 Plan. (However, the excess of the fair market value of the shares on the exercise date over the exercise price is an item of adjustment, potentially subject to the alternative minimum tax.) The sale or other taxable disposition of shares acquired upon an ISO exercise will not result in ordinary income by the participant if the participant does not dispose of the shares within two years from the date of option grant or within one year from the date of option exercise (the Holding Requirements). If the Holding Requirements are met, gain realized on the sale or other taxable disposition of the shares will be subject to tax as long-term capital gain and the Company would not be entitled to any income tax deduction.

If the participant disposes of shares acquired upon the ISO exercise without satisfaction of the Holding Requirements, the disposition will be a "disqualifying disposition" and the participant will recognize at the time of such disposition (i) ordinary income to the extent of the difference between the exercise price and the lesser of (a) the fair market value of the shares on the date of exercise or (b) the amount realized on such disposition, and (ii) short-term or long-term capital gain to the extent of any excess of the amount realized on the disposition over the fair market value of the shares on the date of exercise. Notwithstanding the foregoing, if the participant dies prior to the option exercise but the participant was an employee of the Company or one of its subsidiaries from the date of option grant and through the date which is three months before the date of death, then the Holding Requirements will not apply to a sale or other taxable disposition of the shares by the estate of the participant or by a person who acquired the option from the participant by bequest or inheritance. The Company generally will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such income is recognized.

Non-Incentive Stock Options (NSOs). Subject to the limit with respect to the maximum Award that may be granted to any individual in any calendar year, there is no limit on the aggregate fair market value of stock covered by NSOs that may be granted to an participant or on the aggregate fair market value of NSOs that first become exercisable in any calendar year. Generally, the participant will not recognize income and no income tax deduction will be allowed to the Company upon the grant of an NSO. Upon the exercise of an NSO, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares at the time of option exercise over the exercise price, and the Company generally will be entitled to an income tax deduction in the same amount. The Company will be required to ensure that any applicable withholding and payroll tax requirements are satisfied. Any difference between the higher of such fair market value or the option exercise price and the price at which the participant sells the shares will be taxable as short-term or long-term capital gain or loss.

Stock Grants. A participant receiving a Stock Grant subject to time or performance-based vesting conditions will not recognize any income at the time of grant in the absence of a Section 83(b) election (described below). The participant generally will recognize ordinary income at the time the vesting conditions expire, in an amount equal to the excess of the fair market value of the shares on that date over the amount (if any) paid by the participant for the shares. For purposes of determining gain on a sale of the shares, (i) the participant's tax basis in the shares will be equal to the amount included in income upon the expiration of the vesting conditions plus the amount (if any) paid for the shares, and (ii) the participant's holding period for the shares will begin when the vesting conditions expire. Any sale or other disposition of the shares will result in long-term or short-term capital gain. With respect to a Stock Grant that is subject to time or performance-based vesting conditions, a participant may be able to make an election under Section 83(b) of the Code to be taxed at the time of the Stock Grant. In that event the participant would recognize as ordinary income the excess of the fair market value of the shares as of the date of grant over the amount (if any) paid by the participant for the shares and the participant's holding period would begin at the time of the Award. The Company generally will be entitled to a corresponding income tax deduction at the time ordinary income is recognized by the participant. The Company will be required to ensure that any applicable withholding and payroll tax requirements are satisfied.

Section 162(m) Limit. Under Section 162(m) of the Code, the Company is not entitled to an income tax deduction for compensation paid to any of the Company's five most highly compensated executive officers (including its CEO) that is in excess of $1 million per year, unless such compensation is "performance-based compensation." The 2007 Plan has been structured with the intent that Awards granted under the 2007 Plan may meet the requirements for performance-based compensation under Section 162(m) of the Code, including compensation derived from the exercise of Options (if granted at a fair market value exercise price) and other Awards that vest upon the achievement of pre-established, objectively determinable targets based on performance criteria. Awards which satisfy these standards generally should be deductible as performance-based compensation and should not be subject to the limitation on deductibility under Section 162(m) of the Code.

Section 409A. Section 409A of the Code does not apply to ISOs or NSOs that are issued at fair market value or to Stock Grants (provided there is no deferral of income beyond the vesting date).

Other Tax Issues. State and local income tax consequences may, depending on the jurisdiction, differ from the federal income tax consequences of the granting and exercise of an Option or Stock Grant and any later sale by the participant of his or her Award. There may also be, again depending on the jurisdiction, transfer or other taxes imposed in connection with a disposition, by sale, bequest or otherwise, of Awards. Participants should consult their personal tax advisors with respect to the specific state, local and other tax effects on them of Awards, exercises and stock dispositions.

Plan Participation Table

Equity Compensation Plan Information

The following table sets forth information regarding outstanding options and shares reserved for future issuance under the Company's existing equity compensation plans as of March 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
2000 Stock Option Plan	2,103,000	1.98	175,000[3]
1997 Employee Stock Option Plan[1]	203,000	1.61	--
1991 Directors Stock Option Plan[2]	64,000	4.46	--
Total	2,370,000	2.02	175,000

(1) The 1997 Employee Stock Option Plan expired on January 13, 2007.

(2) The 1991 Directors Stock Option Plan expired on June 18, 2001.

(3) Represents Shares authorized for issuance and not issued as of March 31, 2007 under our 2000 Stock Option Plan. As of June 29, 2007, there were 85,000 Shares which remained available for issuance under the 2000 Stock Option Plan.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF THE 2007 PLAN.

MISCELLANEOUS

Annual Report

The Company's 2007 Annual Report is being mailed to stockholders contemporaneously with this Proxy Statement.

Form 10-K

AT YOUR WRITTEN REQUEST, WE WILL PROVIDE WITHOUT CHARGE A COPY OF OUR ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SEC FOR THE FISCAL YEAR ENDED MARCH 31, 2007. PLEASE MAIL YOUR REQUEST TO THE SECRETARY, 2925 BOARDWALK, ANN ARBOR, MICHIGAN 48104. YOU MAY ALSO ACCESS OUR 10-K UNDER THE "INVESTORS" LINK ON OUR WEBSITE AT WWW.ADVANCEDPHOTONIX.COM.

Proposals of Stockholders; Stockholder Business

If you wish to submit a proposal for consideration at our 2008 Annual Meeting of Stockholders, you should submit the proposal in writing to the Secretary of the Company at the address set forth on the Notice page of this Proxy Statement. Proposals must be received by us on or before March 22, 2008, for inclusion in next year's proxy materials. If you submit a proposal you must, in all other respects, comply with Rule 14a-8 under the Securities Exchange Act of 1934. If you intend to present a proposal at our 2008 Annual Meeting without inclusion of the proposal in our proxy materials, you are required to provide notice of the presenting proposal to the Company in accordance with our By-Laws no later than June 25, 2008 nor earlier than May 26, 2008.

If a properly submitted stockholder proposal is received after June 25, 2008, we may vote in our discretion as to that proposal all of the shares for which we have received proxies for the 2008 Annual Meeting of Stockholders.

Your vote is important. We urge you to vote without delay.

By Order of the Board of Directors,

ROBIN F. RISSER,
Secretary

Dated: July 16, 2007

ADVANCED PHOTONIX, INC.
2007 ANNUAL REPORT TO SHAREHOLDERS

BUSINESS OVERVIEW

General

Advanced Photonix, Inc. ® (the Company, we or API), was incorporated under the laws of the State of Delaware in June 1988. The Company is engaged in the development and manufacture of optoelectronic devices and value-added sub-systems and systems. The Company serves a variety of global Original Equipment Manufacturers (OEMs), in a variety of industries. The Company supports the customer from the initial concept and design phase of the product, through testing to full-scale production. The Company has three manufacturing facilities; located in Camarillo, CA, Dodgeville, WI and Ann Arbor, MI.

Products and Technology

Our Business

API is a leading supplier of custom opto-electronic solutions, high-speed optical receivers and Terahertz sensors and instrumentation, serving a variety of global OEM markets. Our optoelectronic solutions are based on our silicon Large Area Avalanche Photodiode (LAAPD), PIN (positive-intrinsic-negative) photodiode and FILTRODE® detectors. Our patented high-speed optical receivers include Avalanche Photodiode technology (APD) and PIN-photodiode technology based upon III-V materials, including InP, InAlAs, and GaAs. Our newly emerging Terahertz sensor product line is targeted to the industrial Non-Destructive Testing (NDT), quality control, homeland security and military markets. Using our patented fiber coupled technology and high speed Terahertz generation and detection sensors, we are engaged in transferring Terahertz technology from the application development laboratory to the factory floor.

We support the customer from the initial concept and design of the semiconductor, hybridization of support electronics, packaging and signal conditioning or processing from prototype through full-scale production and validation testing. The target markets served by us are Military/Aerospace, Homeland Security, Medical, Telecom, and Industrial Sensing/NDT.

During 2007, Texas Optoelectronics (TOI), Silicon Detectors Inc. (SDI) and Photonic Detectors Inc. (PDI) were dissolved. These wholly-owned subsidiaries had no assets or liabilities at the time of dissolution.

Technology & Manufacturing Capabilities

Our basic technologies and manufacturing capabilities include the following:

- Optoelectronic semiconductor design and micro fabrication of Silicon (Si) and III-V compound semiconductor devices including photodetectors and terahertz transmitters/receiver antenna,
- MBE growth of high-speed III-V compound semiconductor material including GaAs, InAlAs and InP,
- Opto-electronic hybrid packaging of semiconductor devices combining opto-electronic devices with high-speed electronics and fiber optics,
- Vapor deposition and/or ion implantation for Silicon based PIN & APD photo-detectors,
- Terahertz (THz) systems, subsystems, transmitters and receivers, and
- Femtosecond laser pulse control and system integration.

Core Products

The core product technologies used in the majority of our products are opto-electronic semiconductor devices, including photodiodes and antennae made of Si or III-V compound semiconductor material. Photodiodes and antennae sense light of varying wavelengths and intensity and convert that light and/or Terahertz wave into electrical signals. We manufacture photodiodes of varying complexity, from basic PIN photodiode to the more sophisticated APD and antennae that transmit and receive Terahertz signals (Transceiver). The APD is a specialized photodiode capable of detecting very low light levels due to an internal gain phenomenon known as avalanching. All devices are designed by our experienced engineering staff, and fabricated in state-of-the-art clean rooms. Our products include the following:

- High Speed Optical Receivers (10Gb/s & 40Gb/s) which are packaged InP, InAlAs, or GaAs PIN and/or APD photodiodes with amplifiers
- Packaged PIN and APD photodiodes in Si and III-V materials (InP, InAlAs, GaAs)
- Packaged Si APD components, with and without thermo-electric coolers
- Packaged Si LAAPDcomponents
- Packaged Si photodiodes with patented FILTRODE® technology integrating optical filters directly on photodiode chips
- Terahertz Systems & subsystems utilizing III-V materials for Terahertz transmitters &/or receivers

Terahertz Technology

The newest technology the Company is pursuing is Terahertz (THz) or the Company's T-Ray™ technology. THz is a region of the electromagnetic (EM) Spectrum that is just beginning to be explored. THz lies between microwave and infrared waves on the EM spectrum. While microwaves and infrared waves have been explored and commercialized for decades, THz waves are in the early stages of being explored and commercialized due to the fact that they have historically been very difficult to generate and detect. Recent advances in femtosecond lasers and ultra-fast semiconductor and electro-optic devices combined with fiber-optic packaging technologies have enabled the development of practical T-Ray instrumentation and as a result application/market development of THz technology has recently accelerated. THz can be used to "look" through and beneath materials with high 2-dimensional (2-D) and 3-dimensional (3-D) spatial resolution roughly equivalent to the resolution of the human eye or better. It can also uniquely identify the chemical composition of many hidden or subsurface objects and has been determined to have non-ionizing radiation, which is not harmful to humans at the power levels commonly used today. THz imaging and spectroscopy market applications include industrial quality control through non-destructive testing (including aerospace and pharmaceutical markets); homeland security and defense screening of people, packages and bags for weapons and weapons of mass destruction; medical imaging and other scientific applications.

We have had significant Terahertz technology and product development since 1997, resulting in over 20 patents or patents pending to date. In 2001, we sold the first commercial-THz product, the T-Ray™ 2000 as a laboratory bench top instrument for application development with spectroscopy and imaging capabilities targeted at the research and development and off-line diagnostic markets. In 2004, we sold the first T-Ray Manufacturing Inspection System (QA1000) for on-line, real-time inspection to NASA for the space shuttle fuel tank inspection in the Return to Flight Program. In March 2007, the Company announced its next generation THz imaging and spectroscopy system (T-Ray™ 4000) which is expected to begin shipping in the second half of fiscal 2008. The T-Ray 4000 is significantly smaller, lighter, and more powerful than previous THz generations and incorporates significant technological advancements. The system is 55 pounds and is the size of a briefcase, which is a significant reduction from the 800pounds refrigerator size QA 1000. This system is targeted at the research and industrial NDT quality control market. The T-Ray™ 4000 product will also serve as a platform for future homeland security and defense applications.

Markets

Our products serve customers in a variety of global markets, typically North America, Asia, Europe and Australia. The target markets and applications served by us are as follows:

Military:
- Space
- Defense

Industrial/NDT:
- Manufacturing
- Instrumentation
- Display

Medical:
- Diagnostic & Monitoring
- Ophthalmic Equipment
- Medical Imaging

Telecommunications:
- Telecom Equipment
- Test and Measurement
- Wireless Communications Equipment

Homeland Security:
- Baggage/Cargo Scanning
- Passenger Screening

Recent Developments

The Company began consolidating semiconductor fabrication into its Ann Arbor, Michigan facility in June 2006. Approximately $2.2 million has been budgeted for operating expenses and capital expenditures for this consolidation. As part of the consolidation the Company relocated its corporate headquarters from Camarillo, California to Ann Arbor, Michigan in March 2006. The Michigan Economic Development Corporation (MEDC) approved a state Single Business Tax credit valued at more than $1.1 million over 10 years to win the Company's business. The city of Ann Arbor also approved a personal property tax abatement valued at approximately $103,000 over five years to support the project.

Stock Compensation — Effective April 1, 2006, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment: An Amendment of FASB Statements No. 123 and 95" using the modified prospective method. Under this method, compensation cost is recognized on or after the effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant date fair value of those awards. Prior to April 1, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and adopted the disclosure only alternative of SFAS No. 123. For stock-based awards issued on or after April 1, 2006, the Company recognizes the compensation cost on a straight-line basis over the requisite service period for the entire award. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123(R) are based on the same estimate of the grant-date or modification-date fair value and the same attribution method used previously under SFAS No. 123.

In accordance with SFAS No. 148, and as required by SFAS 123(R), the required pro forma disclosure, for periods prior to adoption of SFAS 123(R), is shown below:

	Year ended March 31, 2006
Net Income (loss), as reported	$ (5,262,000)
Net income (loss), proforma	$(5,409,000)
Basic income (loss) per share, as reported	$(0.30)
Basic income (loss) per share, proforma	$(0.30)

Adoption of SFAS 123(R)

During the year ended March 31, 2007, the Company granted 90,000 stock options. The Company recorded stock-based compensation expense of $361,000 for all unvested options granted prior to and options granted after the adoption of SFAS 123(R).

As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123(R) was material to the Company and represented approximately 8% of the Company's net loss.

Raw Materials

The principal raw materials used by the Company in the manufacture of its semiconductor components and sensor assemblies are silicon and III-V material (InP, GaAs) wafers, chemicals, gases and metals used in processing wafers, gold wire, solders, and a variety of packages and substrates, including metal, printed circuit board, flex circuits, ceramic and plastic packages. All of these raw materials can be obtained from several suppliers. From time to time, particularly during periods of increased industry-wide demand, silicon wafers, III-V wafers (InP, GaAs), certain metal packages and other materials have been in short supply. However, the Company has not been materially affected by such shortages. As is typical in the industry, the Company allows for a significant lead-time (2 months or greater) between order and delivery of raw materials.

Research and Development

Since its inception in June 1988, the Company has incurred material research and development (R&D) expenses, with the intent of commercializing these investments into profitable new standard and custom product offerings. During the fiscal years ended in 2007, 2006, and 2005, research and development expenses amounted to $4,015,000, $3,019,000, and $146,000 respectively. The increase in R&D costs is primarily the result of the Picometrix, Inc. acquisition and other new non-Picometrix product R&D initiatives. The Company expects that an increase in research and development funding will be required for new projects/products as well as the continuing development of new derivatives of the Company's current product line . The Company has in the past, and will continue to pursue customer funded, as well as internally funded, research and development projects when they are in support of the Company's development objectives.

As we begin the new 2008 fiscal year, the following research and development projects are currently underway:

- The next generation photodiodes and high-speed optical receivers for both the 10G and 40G telecommunications market,
- THz – Application development of the T-Ray™ 4000 product platform for research, homeland security/military, aerospace, consumer, pharmaceutical and industrial QC markets,
- Si APD performance enhancements – designed specifically for certain military and medical imaging applications, and
- Si PIN photodiodes developments to meet unique customer requirements, such as higher speeds, lower electrical noise, and unique multi-element geometries.

Environmental Regulations

The photonics industry, as well as the semiconductor industry in general, is subject to governmental regulations for the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling, and the promotion of occupational safety. Various federal, state and local laws and regulations require that the Company maintain certain environmental permits. The Company believes that it has obtained all necessary environmental permits required to conduct its manufacturing processes. Changes in the aforementioned laws and regulations or the enactment of new laws, regulations or policies could require increases in operating costs and additional capital expenditures and could possibly entail delays or interruptions of operations.

Backlog and Customers

The Company's sales are made primarily pursuant to standard purchase orders for delivery of products. A substantial portion of our revenues are derived from sales to OEMs pursuant to individual purchase orders with short lead times. However, by industry practice, orders may be canceled or modified at any time. Accordingly, we do not believe that the backlog of undelivered product under these purchase orders is a meaningful indicator of our future financial performance. When customers cancel an order, they are responsible for all finished goods, all costs, direct and indirect, incurred by the Company, as well as a reasonable allowance for anticipated profits. No assurance can be given that the Company will receive these amounts after cancellation.

Customers normally purchase the Company's products and incorporate them into products that they in turn sell in their own markets on an ongoing basis. As a result, the Company's sales are dependent upon the success of its customers' products and our future performance is dependent upon our success in finding new customers and receiving new orders from existing customers.

Marketing

The Company markets its products in the United States and Canada through its own technical sales engineers and through independent sales representatives. International sales, including Europe, the Middle East, Far East and Asia, are conducted direct and through foreign distributors. The Company's products are primarily sold as components or assemblies to OEM's. The Company markets its products and capabilities through industry specific channels, including the Internet, industry trade shows, and in print through trade journals.

Competition

In its target markets, the Company competes with different companies in each of its product platforms; custom optoelectronic, high-speed optical receiver and THz systems. The Company believes that its principal competitors for sales of custom optoelectronic products are small private companies and medium size public companies. In the high-speed optical receiver market the Company believes that its competitors are small private companies and medium to large size public companies. Because the THz product offering includes developing technology applications and markets, the Company believes the competition is mainly from small private companies and divisions of large public companies.

Because the Company specializes in devices requiring a high degree of engineering expertise to meet the requirements of specific applications, it generally does not compete with other large United States, European or Asian manufacturers of standard "off the shelf" optoelectronic components or silicon photodetectors.

Proprietary Technology

The Company utilizes proprietary design rules and processing steps in the development and fabrication of its PIN and APD photodiodes, THz transmitters and receivers, fiber-coupled THz subsystems/systems, and THz applications. The Company has a significant number of patents pending and owns the following patents:

Patent #	Title	Issue Date
142,195	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Apr-05
660,471	HIGHLY-DOPED P-TYPE CONTRACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Apr-06
765,715	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jan-04
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM	Aug-06
2,345,153	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Mar-04
4,717,946	THIN LINE JUNCTION PHOTODIODE	Jan-88 (by predecessor co.)
4,782,382	HIGH QUANTUM EFFICIENCY PHOTODIODE DEVICES	Nov-88 (by predecessor co.)
5,021,854	SILICON AVALANCHE PHOTODIODE ARRAY	Jun-91
5,057,892	LIGHT RESPONSIVE AVALANCHE DIODE	Oct-91
5,146,296	DEVICES FOR DETECTING AND/OR IMAGING SINGLE PHOTOELECTRON	Sep-92
5,311,044	AVALANCHE PHOTOMULTIPLIER TUBE	May-94
5,477,075	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-95
5,757,057	LARGE AREA AVALANCHE ARRAY	May-98
5,801,430	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Sep-98
6,005,276	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-99
6,029,988	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM	Aug-06
6,111,299	ACTIVE LARGE AREA AVLANCHE PHOTODIODE ARRAY	Aug-00
6,262,465	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jul-01
6,320,191	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GENERATION AND DETECTION SYSTEM	Nov-01
6,816,647	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM	Nov-04
6,849,852	SYSTEM AND METHOD FOR MONITORING CHANGES IN STATE OF MATTER WITH TERAHERTZ RADIATION	Feb-05
6,936,821	AMPLIFIED PHOTOCONDUCTIVE GATE	Aug-05
7,039,275	FOCUSING FIBER OPTIC	May-06
7,078,741	HIGH-SPEED ENHANCED RESPONSIVITY PHOTO DETECTOR	Jul-06

There can be no assurance that any issued patents will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent owned by the Company, or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and to prevent the infringement of a patent could be substantial. Furthermore, there can be no assurance that the Company's APD technology will not infringe on patents or rights owned by others, licenses to which might not be available to the Company. Based on limited patent searches, contacts with others knowledgeable in the field of APD technology, and a review of the published materials, the Company believes that its competitors hold no patents, licenses or other rights to the APD technology which would preclude the Company from pursuing its intended operations.

In some cases, the Company may rely on trade secrets to protect its innovations. There can be no assurance that trade secrets will be established, that secrecy obligations will be honored or that others will not independently develop similar or superior technology. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to Company projects, disputes might arise as to the proprietary rights to such information which may not be resolved in favor of the Company.

Employees

As of June 27, 2007 the Company had 162 employees, comprised of 158 full time employees (including 3 officers) and 4 part time employees. Included are 25 engineering and development personnel, 10 sales and marketing personnel, 109 operations personnel, and 16 general and administrative personnel (including 3 officers). The Company may, from time to time, engage personnel to perform consulting services and to perform research and development under third party funding. In certain cases, the cost of such personnel may be included in the direct cost of the contract rather than in payroll expense. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good.

Properties

The Company leases all of its executive offices, research, marketing and manufacturing facilities. At March 31, 2007, those leases consisted of primarily 95,000 square feet in three facilities. The facility located in Camarillo, California is leased through February 2009. The manufacturing facility located in Dodgeville, Wisconsin is leased through October, 2011. The corporate office and the Picometrix LLC manufacturing facility located in Ann Arbor, Michigan are leased through June 2010 with two five year renewal options. The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Class A Common Stock is traded on the American Stock Exchange (AMEX) under the symbol "API".

Stock Performance Graph

The graph below provides an indicator of our cumulative total stockholder return as compared with the AMEX Composite Index and the AMEX Technology Index. The graph assumes an initial investment of $100. The graph covers a period of time beginning in March 31, 2002, through March 30, 2007, which represents the last trading day of the year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Advanced Photonix, Inc., The AMEX Composite Index
And The AMEX Technology Index
$250
$200
$150
$100
$50
$0
3/31/02
3/30/03
3/28/04
3/27/05
3/26/06
3/25/07
Advanced Photonix, Inc.
AMEX Composite
AMEX Technology

* $100 invested on 3/31/02 in stock or index-including reinvestment of dividends.
Indexes calculated on month-end basis.

At June 26, 2007, the Company had 96 holders of record for the Class A Common Stock (including shares held in street name), representing approximately 6,000 beneficial owners of the Class A Common Stock. On the same date, there were 6 holders of record of the Class B Common Stock (none of which were held in street name).

The following table sets forth the high and low closing prices of the Company's Class A Common Stock by quarter for fiscal years 2007 and 2006.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2007	2006	2007	2006	2007	2006	2007	2006
Common Stock[1]								
High	2.74	3.09	2.35	3.56	2.30	3.24	2.30	2.97
Low	1.57	2.04	1.44	2.62	1.68	2.39	1.90	2.59

[1] Price ranges on the-AMEX.

Quarterly Stock Market Data

The Company has never paid any cash dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate that any funds will be available for the payment of cash dividends on its outstanding shares in the foreseeable future. The holders of Common Stock will not be entitled to receive dividends in any year until the holders of the Class A Redeemable Convertible Preferred Stock receive an annual non-cumulative dividend preference of $.072 per share. To date, a total of 740,000 shares of Class A Redeemable Convertible Preferred Stock have been converted into 222,000 shares of Class A Common Stock, leaving outstanding 40,000 shares of Class A Redeemable Convertible Preferred Stock. The aggregate non-cumulative annual dividend preference of such Class A Redeemable Convertible Preferred Stock is $2,880. There is no public market for the Company's Class A Redeemable Convertible Preferred Stock or Class B Common Stock; however, such stock is convertible into Class A Common Stock at the option of the holder and upon transfer by the holder of the Class A Redeemable Convertible Preferred Stock.

Selected Financial Data

The selected financial data for each of the five years presented below is derived from our audited consolidated financial statements and should be read in conjunction with the consolidated financial statements, the notes to the consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", all of which are contained in this report on Form 10-K.

(in thousands, except per share data)

	2007	2006	2005	2004	2003
Net Sales	$ 23,588	$ 23,585	$ 14,803	$ 12,401	$ 9,147
Gross Profit	$ 10,895	$ 9,183	$ 4,732	$ 4,297	$ 2,699
as a percentage of Sales	46%	39%	32%	35%	30%
Net Income (Loss)	$ (4,646)	$ (5,262)	$ 5,078	$ 794	$ (803)
Earnings (Loss) per common share-Basic	$ (0.24)	$ (0.30)	$ 0.38	$ 0.06	$ (0.06)
Earnings (Loss) per common share-Diluted	$ (0.24)	$ (0.30)	$ 0.33	$ 0.06	$ (0.06)
Weighted average common shares outstanding	19,065	17,477	13,461	13,400	12,356
Total Assets	$ 35,242	$ 38,001	$ 23,355	$ 12,574	$ 11,552
Current Liabilities	$ 9,253	$ 5,135	$ 3,185	$ 2,858	$ 2,640
Long Term Liabilities	$ 4,866	$ 7,403	$ 3,834	$ 11	$ 22
Class A redeemable convertible preferred stock	$ 32	$ 32	$ 32	$ 32	$ 32
Shareholders' Equity	$ 21,091	$ 25,431	$ 16,304	$ 9,673	$ 8,858
Working Capital	$ 2,424	$ 9,330	$ 11,261	$ 5,802	$ 4,811
Dividends declared on Capital Stock	$ -	$ -	$ -	$ -	$ -

Management's Discussion and Analysis of Financial Condition and Results of Operation

Forward-Looking Statements
Certain statements contained in this Management's Discussion and Analysis (MD&A), including, without limitation, statements containing the words "may," "will," "can," "anticipate," "believe," "plan," "estimate," "continue," and similar expressions constitute "forward-looking statements." These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks described in the Risk Factors sections and elsewhere in this filing. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this report. The following discussion should be read in conjunction with the Risk Factors as well as our financial statements and the related notes.

Application of Critical Accounting Policies
Application of our accounting policies requires management to make certain judgments and estimates about the amounts reflected in the financial statements. Management uses historical experience and all available information to make these estimates and judgments, although differing amounts could be reported if there are changes in the assumptions and estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, impairment costs, depreciation and amortization, warranty costs, taxes and contingencies. Management has identified the following accounting policies as critical to an understanding of our financial statements and/or as areas most dependent on management's judgments and estimates.

Revenue Recognition
In accordance with Staff Accounting Bulletin No. 104, we recognize revenue from the sale of products when the products are shipped to the customer. Revenues from the sale of services consist of non-recurring engineering charges, which are recognized when the services have been rendered. Historically, sales returns have amounted to less than 1% of net sales and all sales are recorded net of sales returns and payment discounts.

Impairment of Long-Lived Assets
The Company continually reviews the recoverability of the carrying value of long-lived assets using the methodology prescribed in Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." The Company also reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows to which the assets relate, to the carrying amount. If the asset is determined to be unable to recover its carrying value, then intangible assets, if any, are written down first, followed by the other long-lived assets to fair value. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending on the nature of the assets.

Deferred Tax Asset Valuation Allowance
The Company has incurred losses over the past years, which creates a deferred tax benefit. Up to 2005, we have recorded a valuation allowance that fully reserved the benefit because realization was doubtful. In 2005, with the addition of Picometrix and having had two years of profitable operations, we reduced the allowance to approximately half of the deferred asset. With the acquisition of Picometrix, we recorded a deferred tax liability to reflect the non-deductible nature of the future amortization of the intangible assets acquired. That deferred tax liability will be amortized over the same life as the intangible assets.

Inventories

The Company's inventories are stated at standard cost (which approximates the first-in, first-out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

RESULTS OF OPERATIONS

Fiscal Year 2007 compared to Fiscal Year 2006

REVENUES

The Company predominantly operates in one industry segment, light and radiation detection devices that it sells to multiple markets including telecommunications, industrial sensing/NDT, military/aerospace, medical and homeland security. Revenues by market consisted of the following:

	Twelve months ended March 31,2007		March 31,2006	
Telecommunications	$ 5,850,000	25%	$ 3,129,000	13%
Industrial Sensing/NDT	10,041,000	43%	10,359,000	44%
Military/Aerospace	5,157,000	22%	5,860,000	25%
Medical	2,467,000	10%	2,228,000	9%
Homeland Security	73,000	0%	2,009,000	9%
Total Revenues	$23,588,000	100%	$23,585,000	100%

The Company's revenues for the fiscal year ended March 31, 2007 (FY 2007) were $23.6 million, same as the prior fiscal year ended March 31, 2006 (FY 2006).

Although total revenues were the same year to year, the Company saw significant increases from the telecommunications market, which increased $2.7 million, or 87 %. The industrial sensing/NDT market decreased 3% or $318,000 from the prior year attributable to the THz product platform. Sales to the military/aerospace market decreased 12% over the prior year or approximately $703,000. This decrease from the prior year was attributable to a military program that reached end of life status and as a result the Company transitioned from full volume production to production of spare parts only and from reduced THz product application development contracts. The medical market increased $239,000 or 11% over the prior year due to increased customer demand of existing design wins. Homeland security decreased $1.9 million, also attributable to a decline in THz development contracts, primarily from the Transportation Security Administration.

As planned, the new product platform of High Speed Optical Receivers (HSOR) enabled the Company to take advantage of the rapidly growing telecommunication market. While the revenue from the Homeland Security market decreased dramatically primarily due to a shifting of R&D contract priorities at the TSA, we developed and introduced our T-Ray™ 4000 product targeted at the NDT and Scientific markets. This T-Ray™ 4000 platform provides the foundation for future development targeted at the Homeland Security market.

COSTS AND EXPENSES

Although revenue did not change year to year, costs of product sales decreased $1.7 million or approximately 11.8% to $12.7 million for the FY 2007from $14.4 million for the FY 2006. This improvement in cost of sales, expressed as a percent of net sales, is a 7% improvement from the FY 2006's cost of goods sold percentage of 61% to FY 2007 cost of goods sold percentage of 54%. The improvement is mainly due to a lower inventory write-off as a result of our focus on improving purchasing and inventory control procedures, coupled with lower overhead related spending. As a result gross profit increased $1.7 million to $10.9 million or 46% of revenue, in FY 2007, from $9.2 million, or 39% of revenue, in FY 2006, an increase of $1.7 million or 18%. This improvement in gross profit is attributable to sales product mix carrying higher gross margins in the telecommunications and medical markets.

Operating Expenses

R&D expenses increased by $1.0 million to $4.0 million during FY 2007 compared to $3.0 million in FY 2006. Approximately 22% of this increase results from having a full year (52 weeks) of R&D expenses for the HSOR and THz product platforms in FY 2007 versus 47 weeks in FY 2006. The remaining increase in R & D costs (approximately $ 780,000) is primarily the result of increased personnel related costs, the majority of which is for investment in new product development for the HSOR and next generation THz product platforms. We expect that R&D expenses will increase in the upcoming fiscal year, as we focus on new opportunities in our high growth markets.

Marketing and sales expenses increased $245,000 (or 13%) to $2.2 million in FY 2007 compared to $1.9 million in FY 2006. The increase in sales and marketing expenses was primarily due to increases in personnel-related costs and commission expenses of $320,000, offset by slight reductions in other areas. Sales and marketing expenses as a percent of revenues increased to 9% in FY 2007 compared to 8% in FY 2006.

Total general and administrative expenses increased by $500,000 (12%) to $4.7 million in FY 2007 as compared to $4.2 million in FY 2006. Expressed as a percentage of net sales, general and administrative expenses were 19.7% in FY 2007 as compared to 17.6% in FY 2006. The increase was mainly due to the relocation of corporate headquarters and additional support personnel.

Amortization expense was $1,528,000 in FY 2007 versus $1,403,000 in FY 2006. Amortization of capital financing expenses decreased from $387,000 in FY 2006 to $148,000 in FY 2007 due to the loan settlement with SBBT in FY 2007.

Stock option compensation of $361,000 is in connection with the expensing of stock options in FY 2007 which were not expensed in FY 2006. Other operating expenses incurred were related to the previously announced Wafer Fabrication consolidation to our Ann Arbor facility, which was $720,000.

Intangible asset impairment accounted for $349,000 in FY 2007 versus no impairment in FY 2006. The company recognized goodwill impairment of $140,000 in FY 2007 compared to $814,000 in FY 2006.

Financing and Other Income (Expense), net

Interest income for FY 2007 totaled approximately $ 213,000, compared to $43,000 in FY 2006, due primarily to additional debt secured in late FY 2006 which resulted in higher cash balances available for short-term investment in FY 2007. Interest expense for the year was $2,578,000, as compared to $2,714,000 in 2006, a decrease of $136,000. The decrease was the result of decreased amortization of convertible notes' discounts by approximately $450,000 due to the conversion of approximately $4.475 million of debt into equity in FY 2006, offset by higher interest paid on the $4 million of convertible notes issued in March of 2006.

The Company recorded a favorable income tax provision of $920,000 for FY 2007 as compared to an income tax provision of $28,000 for FY 2006. The difference of $948,000 is primarily due to the projected tax savings resulting from the projected tax loss carry-forward created for FY 2007.

Net loss for FY 2007 was $4.6 million, as compared to net loss of $5.3 million in FY 2006 a decrease of $700,000. The decrease in net loss is attributable to increases in operating expenses of $2.3 million, including wafer fabrication consolidation costs of $720,000, offset by higher gross profit of $1.7 million, reduced net interest expense of $136,000, increased interest income of $170,000 and a favorable tax provision of $920,000.

Non-cash operating expenses for FY 2007 were $5,150,000 compared to $5,411,000 for FY 2006, a decrease of $261,000. The decrease was the result of a reduction in goodwill/intangible impairment and convertible note discount interest expenses of $775,000 in FY 2007, offset by an increase in amortization and depreciation expense of $133,000, an increase in stock option expense of $361,000, as a result of the adoption of SFAS No. 123 (R) for the non-cash expensing of stock option grants in FY 2007 and an increase in the warranty provision of $20,000.

FY 2006 compared to-Fiscal Year 2005

REVENUES

The Company predominantly operates in one industry segment, light and radiation detection devices that it sells to multiple markets including telecommunications, industrial sensing/NDT, military/aerospace, medical, and homeland security. Revenues by market consisted of the following:

	Twelve months ended			
	March 31,2006		March 27, 2005	
Telecommunications	$ 3,129,000	13%	$ 86,000	1%
Industrial Sensing/NDT	10,359,000	44%	7,360,000	49%
Military/Aerospace	5,860,000	25%	4,875,000	33%
Medical	2,228,000	9%	2,482,000	17%
Home Land Security	2,009,000	9%	--	0%
Total Revenues	$23,585,000	100%	$14,803,000	100%

The Company's revenues for FY 2006 were $23.6 million, an increase of $8.8 million, or 59% of revenues of $14.8 million for the FY 2005.

Approximately $7.6 million of the increase was attributable to revenues from Picometrix,-which the Company acquired in May 2005. The remaining increase of $1.2 million reflects an overall increase in shipments of 8% to customers in each of the Company's remaining markets over the prior year. This represents approximately $1.4 million in volume increases offset by approximately $0.2 million in price decreases to one customer in the medical market as discussed in the paragraph below.

The acquisition of Picometrix provided the Company entry into the Homeland Security market with its THz products and contracts and significantly extended its reach in the telecommunication markets with optical receiver products. The most significant revenue increases are from the telecommunications market, which increased $3 million, all coming from the Picometrix acquisition. The industrial sensing/NDT market increased 41% or $3 million, over the prior year of which $1.7 million was attributable to Picometrix. Sales to the military aerospace market increased 20% over the prior year and accounted for approximately $985,000 of the remaining increase in revenues. Homeland Security accounted for $2.0 million of the increase all attributable to Picometrix,and medical dropped $254,000 over the prior year mainly due to price reductions for one customer.

As expected, the increased diversification and larger customer base achieved through the Company's acquisitions have resulted in net revenues meeting our expectations for the most recent fiscal year.

COSTS AND EXPENSES

Cost of product sales increased to $14.4 million in 2006 from $10.1 million in 2005. Expressed as a percent of net sales, cost of goods sold was 61% in FY 2006 compared to 68% in FY 2005. As a result, gross profit increased to $9.2 million in FY 2006 from $4.7 million in FY 2005, an increase of 96%. This increase in gross profit is primarily attributable to the acquisition of Picometrix, whose products carry higher gross margins. This increase in Gross Profit was off-set by a $1.1 million inventory write-off from a combination of obsolescence and excess inventory from prior acquisitions.

R&D costs increased by $2.9 million to $3 million during FY 2006 compared to $146,000 in FY 2005. The increase in R & D costs is the result of the Company's Picometrix acquisition ($2.7 million) and other non-Picometrix product R&D initiatives, which amounted to $200,000. We expect that R&D expenses will increase in the upcoming fiscal year, as we focus on new opportunities brought to us as a result of the Picometrix acquisition.

Marketing and sales expenses increased by $716,000 (59%) to $1.9 million in FY 2006, which is 8% of sales, which is the same percentage as FY 2005. The acquisition of Picometrix accounted for $545,000 of the sales and marketing expense increase. Planned additions to the sales department during the year accounted for $154,000 of increased compensation, travel and related expenses. Overall advertising and marketing expenses increased by approximately $165,000, primarily associated with products sold into the telecommunications market. The Company is committed to building our sales & marketing function in the telecommunications, Homeland Security, military and industrial sensing markets and anticipates further increases in compensation, travel and related expenses during FY 2007.

Total general and administrative expenses increased by $4.1 million (151.4%) to $6.8 million (including amortization and goodwill impairment expense) in FY 2006 as compared to $2.7 million in FY 2005. Expressed as a percentage of net sales, general and administrative expenses represented 29% in FY 2006 as compared to 18% in FY 2005. The increase is primarily attributable to $2.6 million of intangible write-off and amortization, comprised of goodwill impairment of $814,000 for Texas Optoelectronics, intangible amortization of $1.4 million and amortization of financing expenses of $387,000 related to the acquisition of Picometrix. The remaining $1.5 million increased General and Administrative (G&A) costs was the result of added corporate expenses. The Sarbanes-Oxley Act section 404, internal controls, requires the Company to be compliant by fiscal year ending March 2008, based on current market capitalization. External costs required to be in compliance will materially increase over the next two years.

Interest income for FY 2006 totaled approximately $ 43,000, same as in FY 2005, due primarily to capital financing activities, which resulted in higher cash balances available for short-term investment. Interest expense for the year was $2,714,000, as compared to $330,000 in 2005. The increase was the result of capital financing activities and the related interest expense, including amortization of convertible notes' discounts of approximately $1,978,000 and $206,000 of related party interest.

The company recorded an income tax provision of $28,000 for FY 2006 as compared to a negative income tax provision of $4.7 million for FY 2005. The difference of $4.7 million is due to the fact that the Company reversed 50% of its deferred tax valuation allowance, in the amount of $4.7 million in FY 2005.

Net loss for FY 2006 was $5.3 million, as compared to net income $5.1 million in 2005, which included the FY 2005 $4.7 million adjustment made to reduce the deferred tax valuation allowance. The decrease in net income is attributable to higher operating expenses, interest expense and the inventory write down at the California facility, offset partially by higher gross profit attributable to the Picometrix acquisition. Non-cash operating and interest expenses for FY 2006 were $5,411,000 compared to $743,000 for FY 2005, an increase of $4,668,000 which is the result of goodwill impairment of $814,000, increase interest expense of $1,802,000 related to convertible notes' discount amortization and depreciation and intangible amortization of $2,052,000, associated with the Picometrix acquisition.

Inventory

Expense related to Inventory write-offs for FY 2006 compared to FY 2005 increased approximately $1.1 million from $36,000 in FY 2005 to $1.2 million in FY 2006. This is comprised of slow moving and obsolete inventory of approximately $821,000 of which $123,000 was associated with the acquisitions of Texas Optoelectronics Inc. (FY 2003) and Photonic Detector Inc. (Fiscal Year 2005). The balance of $698,000 was slow moving-excess-obsolete inventory from operations. The remaining $330,000 is derived from standards reductions, physical inventory quantity adjustments and scrap.

Liquidity and Capital Resources

Cash Flows

Operating Activities

Net cash provided by operating activities of $256,000 for the year ended March 31, 2007 was primarily the result of a net loss of $4,646,000, of which $5,150,000 was non-cash expenses, a decrease in accounts receivable of $800,000, an increase in accounts payable and other liabilities of $673,000, offset by a net increase in inventory of $1,005,000, deferred tax assets of $602,000 and prepaid/other assets of $114,000.

Net cash used in operating activities of $783,000 for the year ended March 31, 2006 was primarily the result of our net operating loss of $5,262,000, of which $5,411,000 was non-cash expenses, an increase in accounts receivable of $712,000 and prepaid expenses/other assets of $197,000, a decrease in accounts payable and accrued expenses of $981,000, offset by a decrease in inventory of $137,000.

Net cash provided by operating activities of $228,000 for the year ended March 27, 2005 was primarily the result of our net operating profit of $5,078,000 of which $3,935,000 was non-cash income, an increase in inventory of $291,000, an increase in prepaid acquisition and capital finance expenses of $532,000, an increase in prepaid expenses of $193,000, and a decrease in customer deposits of $477,000; offset by an increase in accounts payable and other accrued expenses of $507,000 and a decrease in accounts receivable of $71,000.

Investing Activities

Net cash used in investing activities was $2.6 million for the year ended March 31, 2007. The amount primarily consisted of capital expenditures of $2.4 million, of which $1.9 million was related to the previously announced Wafer Fabrication consolidation and corporate office move to Ann Arbor. Patent expenditures were $162,000 for the 2007 fiscal year.

Net cash used in investing activities was $3 million for the year ended March 31, 2006. The amount primarily consisted of cash paid for the acquisition of Picometrix of $3.5 million and related expenses of $936,000, net of cash acquired of $678,000 and change in restricted cash of $1.3 million. Capital expenditure activity for the year accounted for $263,000 of the cash used, and patent expenditures were $191,000 for the year.

Net cash used in investing activities was $5,048,000 for the year ended March 27, 2005. The amount primarily consisted of $4,228,000 loan to Picometrix, $1,254,000 in a restricted cash collateral account subject to release upon satisfaction of certain conditions (which conditions were subsequently met), $193,000 was used for capital expenditures required primarily for necessary computer and manufacturing equipment upgrades or replacements, and $1,117,000 for purchases of outstanding shares of PDI common stock; offset by $1,700,000 transferred from short-term investments into cash.

Financing Activities

Net cash used in financing activities was $316,000 for the year ended March 31, 2007. This primarily reflects the $2.95 million cash paid to Santa Barbara Bank & Trust Company (SBBT) to retire the outstanding term loan and line of credit, note payments of $501,000 made to related parties, offset by proceeds of a line of credit from Fifth Third Bank of $2.61 million, additional cash proceeds from a term loan by the MEDC of $172,000, and proceeds from employee exercised stock options of $355,000 and deferred tax liability on the beneficial conversion.

Net cash provided by financing activities was $8.2 million for the year ended March 31, 2006. This primarily reflects the $2.7 million cash proceeds from the term loan relating to the Picometrix acquisition reduced by ten months of loan repayment of $750,000, $5.0 million of cash proceeds from convertible notes ($1 million in September 2005 and $4 million in March 2006), $455,000 of cash paid for warrants to purchase the Company's Class A Common Stock and $600,000 of cash proceeds from a tem loan by the MEDC.

Payments of $119,000 were made during the year to equipment vendors to adhere to unsecured financing arrangements. Employees exercised stock options for approximately $47,000.

Net cash provided by financing activities was $5.0 million for the year ended March 27, 2005. The amount primarily consisted of $5.0 million obtained through private placement of a convertible note, a revolving line of credit of $1,000,000; offset by a pay-down of $900,000 against the secured term loan and repayment of a PDI line of credit of $78,000.

The Company is exposed to interest rate risk for marketable securities. We continually monitor interest rates and will attempt to utilize the best possible avenues of investment as excess cash becomes available.

Capital Resources

At March 31, 2007, the Company had unrestricted cash and cash equivalents of $3.3 million, a decrease of $2.6 million, from $5.9 million as of March 31, 2006, primarily the result of capital expenditures of $2.4 million, of which $1.9 million was for the clean room.

The Company currently has outstanding convertible subordinated notes due October 2007 in the principal amount of $5.5 million. These notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our Class A Common Stock at an average conversion price of $2.06 per share. An aggregate of 2,666,000 shares of Class A Common Stock would be issued upon the conversion of all outstanding convertible subordinated notes at these exchange rates. If the stock is not converted into common stock, the Company will have to retire the convertible notes in cash. The Company may enter into equity, debt or a combination of equity and debt transaction in order to retire the outstanding convertible note.

The Company maintains a revolving line of credit with a regional bank that provides for borrowings up to $2.0 million, based on 80% of the Company's eligible accounts receivable and 40% of the Company's eligible inventory, subject to certain limitations as defined by the agreement. At March 31, 2007, the outstanding balance on the line was approximately $741,000. All business assets of the Company secure the line. As most recently amended, repayment is interest only monthly, with principal due at maturity date on March 6, 2008. Interest is computed at the prime rate as published in the Wall Street Journal plus 12.5% with a floor of 8.25%. The prime interest rate was 8.25% at March 31, 2007.

In March 2007, the Company signed an equipment lease agreement with a regional bank to borrow $2.3 million. During 2007, the company borrowed $1.9 million against the line. The loan is guaranteed by all of the Company's subsidiaries. Repayment of principal will begin June, 2007, plus interest, until maturity on May 30, 2012. Interest is computed at the prime rate as published in the Wall Street Journal.

The Company believes that current cash levels combined with our revolving line of credit and additional debt or equity financing to retire the convertible note will be sufficient for our 2008 fiscal year.

Debt

During FY 2006 $3.475 million of the $5 million Convertible debt (Convertible Debt 1st Tranche) was converted into 1,792,000 shares of Class Common Stock. At March 31, 2007, the Convertible Debt 1st Tranche balance was $1.4 million (net of debt discount).

In September 2005, the Company issued $1.0 million of convertible debt with warrants to purchase 170,164 shares of common stock (Convertible Debt 2nd Tranche). The note was converted in November 2005 into 472,678 shares of Class A Common Stock. In addition, 85,082 of the warrants were converted and the Company received $151,446 in cash. At March 31, 2007, the balance of unexercised warrants was 85,082.

In March 2006, the Company issued $4.0 million of convertible debt (Convertible Debt 2nd Tranche) with warrants to purchase 680,658 shares of common stock. Using the "Intrinsic Value" approach to valuing the beneficial conversion feature and the warrants, the Company recognized a $2.7 million debt discount on the $4.0 million principal value of the convertible note payable and is amortizing the debt discount to interest expense over the life of the note. At March 31, 2007 the balance of the Convertible Debt 2nd Tranche was $2.7 million (net of the debt discount).

The MEDC entered into two loan agreements with Picometrix LLC, one in 2004 (MEDC-loan 1) and one in 2005 (MEDC-loan 2). Both loans are unsecured. MEDC-loan 1 is for an amount up to $1,024,000 with an interest rate of 7% and is fully amortized by the end of an eight year period (ending on September 15, 2012). Interest is accrued during the first four years, but not paid, after which time principal plus accrued interest is paid over the remaining four years. On September 15, 2004, the Company borrowed $750,000 against the $1.0 million. On February 1, 2007, the Company borrowed an additional $172,000 against the remaining balance of $274,000.

MEDC-loan 2 is for an amount up to $1.2 million with an interest rate of 7% and is fully amortized by the end of a six year period (ending on September 15, 2011). Interest is accrued during the first two years and paid ratably over the third year. Beginning in the fourth year principal and accrued interest is paid over the remaining three years. On September 15, 2005 the Company borrowed $600,000 against the $1.2 million.

	Convertible notes – Face value	Notes Converted	Convertible notes – Balance 3/31/07	Conversion Price	Outstanding Warrants	Exercise Price
Round 1 financing	$5,000,000	$3,475,000	$1,525,000	$1.9393	680,658	$1.78
Round 2 financing	5,000,000	1,000,000	4,000,000	$2.1156	765,740	$1.78
Total	$10,000,000	$4,475,000	$5,525,000		1,446,398	

Summary of Contractual Obligations and Commitments

The following table sets forth the contractual obligations of the Company at March 31, 2007.

Contractual Obligations		Payments due by period			
	Total	**Within 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Long-term Bank loan	$2,608,000	$1,021,000	$1,214,000	$373,000	-
Long-term MEDC loan	1,522,000	-	937,000	585,000	-
Convertible notes	5,525,000	5,525,000	-	-	-
Discount on convertible notes	(1,364,000)	(1,364,000)	-	-	-
Debt to related parties	2,401,000	550,000	1,851,000	-	-
Subtotal – Balance Sheet	**10,692,000**	**5,732,000**	**4,002,000**	**958,000**	-
Operating lease obligations	3,096,000	1,170,000	1,926,000	-	-
Purchase obligations	1,873,000	1,873,000	-	-	-
Total	**$15,661,000**	**$8,775,000**	**$5,928,000**	**$958,000**	-

Quantitative and Qualitative Disclosures about Market Risk

At March 31, 2007, most of the Company's interest rate exposure is linked to the prime rate, subject to certain limitations, offset by cash investment tied to prime rate. As such, we are at risk to the extent of changes in the prime rate and do not believe that moderate changes in the prime rate will materially affect our operating results or financial condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Advanced Photonix, Inc.:

We have audited the accompanying consolidated balance sheets of Advanced Photonix, Inc. (the "Company") as of March 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended March 31, 2007, March 31, 2006 and March 27, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007, March 31, 2006 and March 27, 2005 in conformity with accounting principles generally accepted in the United States.

/s/ Farber Hass Hurley & McEwen LLP
Camarillo, California
June 15, 2007

ADVANCED PHOTONIX, INC.

CONSOLIDATED BALANCE SHEETS

As of:	March 31, 2007	March 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 3,274,000	$ 5,933,000
Accounts receivable, net of allowance for doubtful accounts of $51,000 and $46,000 in 2007 and 2006, respectively	3,587,000	4,387,000
Inventory, less allowance of $924,000 and $2,181,000 in 2007 and 2006, respectively	4,439,000	3,434,000
Prepaid expenses and other current assets	377,000	711,000
Total current assets:	11,677,000	14,465,000
Equipment and leasehold improvements:		
Equipment and leasehold improvements	10,301,000	7,923,000
Accumulated depreciation	(5,565,000)	(4,548,000)
Equipment and leasehold improvements, net	4,736,000	3,375,000
Other assets:		
Goodwill, net of accumulated amortization of $353,000 in 2007 and 2006, respectively	4,579,000	4,719,000
Intangibles, net of accumulated amortization of $2,921,000 and $1,399,000 in 2007 and 2006, respectively	12,285,000	14,155,000
Patents, net of accumulated amortization of $62,000 and $55,000 for 2007 and 2006, respectively	45,000	16,000
Patents pending	310,000	184,000
Prepaid capital finance expense, net of current portion and accumulated amortization in 2007 and 2006 of $238,000 and $181,000, respectively	--	84,000
Deferred income taxes	1,225,000	623,000
Certificate of deposit	285,000	275,000
Security deposits and other assets	100,000	105,000
Total other assets	18,829,000	20,161,000
Total assets:	$ 35,242,000	$ 38,001,000

(Continued)

ADVANCED PHOTONIX, INC.
CONSOLIDATED BALANCE SHEETS - Continued

	March 31, 2007	March 31, 2006
Liabilities and shareholders' equity		
Current liabilities:		
Line of credit	$741,000	$1,000,000
Accounts payable	1,401,000	982,000
Compensation and related withholdings	1,091,000	697,000
Customer deposits	--	1,000
Deferred income	--	76,000
Interest payable	325,000	183,000
Other accrued expenses	610,000	769,000
Current portion of long-term debt, related party	550,000	500,000
Current portion of long-term debt	4,535,000	927,000
Total current liabilities	9,253,000	5,135,000
Long-term debt, less current portion	3,015,000	5,002,000
Long-term debt, less current portion - related party	1,851,000	2,401,000
Total liabilities	14,119,000	12,538,000
Commitments and contingencies		
Class A redeemable convertible preferred stock, $.001 par value; 780,000 shares authorized; 2007 and 2006 - 40,000 shares issued and outstanding; liquidation preference $32,000	32,000	32,000
Shareholders' equity:		
Preferred stock, $.001 par value; 10,000,000 shares authorized; 780,000 shares designated Class A redeemable convertible; 2007 and 2006 - no shares issued and outstanding	--	--
Class A Common Stock, $.001 par value, 50,000,000 authorized; 2007 – 19,226,006 shares issued and outstanding; 2006 – 18,885,006 shares issued and outstanding.	19,000	19,000
Class B Common Stock, $.001 par value; 4,420,113 shares authorized, 2007 and 2006 - 31,691 issued and outstanding.	--	--
Additional paid-in capital	43,887,000	43,581,000
Accumulated deficit	(22,815,000)	(18,169,000)
Total shareholders' equity	21,091,000	25,431,000
Total liabilities and shareholders' equity	$ 35,242,000	$ 38,001,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31, 2007, March 31, 2006 and March 27, 2005	2007	2006	2005
Sales, net	$23,588,000	$23,585,000	$14,803,000
Cost of products sold	12,693,000	14,402,000	10,071,000
Gross profit	10,895,000	9,183,000	4,732,000
Research and development expenses	4,015,000	3,019,000	146,000
Sales and marketing expenses	2,174,000	1,930,000	1,214,000
General and administrative expenses	4,656,000	4,157,000	2,508,000
Amortization expense	1,528,000	1,403,000	117,000
Amortization – capital finance expense	148,000	387,000	81,000
Stock option compensation expense	361,000	--	--
Wafer fabrication relocation expense	720,000	--	--
Loss on impairment of intangible asset	349,000	--	--
Loss on impairment of goodwill	140,000	814,000	--
Total operating expenses	14,091,000	11,710,000	4,066,000
Income (loss) from operations	(3,196,000)	(2,527,000)	666,000
Other income (expense):			
Interest income	213,000	43,000	43,000
Interest expense	(322,000)	(322,000)	(13,000)
Interest expense related to convertible notes	(504,000)	(208,000)	(141,000)
Interest expense, warrant discount	(1,528,000)	(1,978,000)	(176,000)
Interest expense, related party	(224,000)	(206,000)	--
Other income (expense)	(5,000)	(36,000)	(35,000)
Income (Loss) before provision (benefit) for income taxes	(5,566,000)	(5,234,000)	344,000
Provision (benefit) for income taxes:			
Provision (benefit) for income taxes - current	62,000	28,000	18,000
Provision (benefit) for income taxes - deferred	(982,000)	--	(4.752,000)
Total provision (benefits) for income taxes	--	28,000	(4,734,000)
Net income (loss)	$(4,646,000)	$(5,262,000)	$ 5,078,000
Basic earnings (loss) per share	$(0.24)	$(0.30)	$0.38
Diluted earnings (loss) per share	$(0.24)	$(0.30)	$0.33
Weighted average common shares outstanding	19,065,000	17,477,000	13,461,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended March 31, 2007, March 31, 2006 and March 27, 2005	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid-in Capital Restated	Accumulated Deficit Restated	Total
BALANCE AT MARCH 28, 2004	13,397,059	$13,000	31,691	--	$27,646,000	$(17,986,000)	$9,673,000
Exercise of Options	2,000	--	--	--	1,000	--	1,000
Shares issued to acquire PDI	113,572	--	--	--	207,000	--	207,000
Discount on note payable (fair value of detachable warrants issued)	--	--	--	--	1,344,000	--	1,344,000
Net Income	--	--	--	--	--	5,078,000	5,078,000
BALANCE AT MARCH 27, 2005	13,512,631	$13,000	31,691	--	$29,198,000	$(12,907,000)	$16,304,000
Exercise of Options	266,500	--	--	--	272,000	--	272,000
Notes Conversions	2,264,560	3,000	--	--	4,473,000	--	4,476,000
Shares issued for interest	11,069	--	--	--	21,000	--	21,000
Discount on note payable (fair value of detachable warrants issued)	--	--	--	--	3,732,000	--	3,732,000
Warrants exercised	255,246	--	--	--	454,000	--	454,000
Shares issued to acquire Picometrix	2,575,000	3,000	--	--	5,431,000	--	5,434,000
Net Income	--	--	--	--	--	(5,262,000)	(5,262,000)
BALANCE AT MARCH 31, 2006	18,885,006	$19,000	31,691	$ -	$43,581,000	$(18,169,000)	$25,431,000
Exercise of Options	341,000	--	--	--	355,000	--	355,000
Stock Compensation 123(R)	--	--	--	--	361,000	--	361,000
Adjustment of discount on note payable (fair value of detachable warrants issued)	--	--	--	--	(31,000)	--	(31,000)
Deferred tax liability on beneficial conversion	--	--	--	--	(379,000)	--	(379,000)
Net Income	--	--	--	--	--	(4,646,000)	(4,646,000)
BALANCE AT MARCH 31, 2007	19,226,006	$19,000	31,691	$ --	$43,887,000	$(22,815,000)	$21,091,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2007, March 31, 2006 and March 27, 2005	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss):	$(4,646,000)	$(5,262,000)	$ 5,078,000
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	1,076,000	829,000	369,000
Amortization	1,676,000	1,790,000	198,000
Stock compensation expense	361,000	--	--
Goodwill impairment charges	140,000	814,000	--
Loss on impairment of intangible asset	349,000	--	--
Amortization, convertible note discount	1,528,000	1,978,000	176,000
Deferred income taxes	(602,000)	--	--
Disposal of fixed assets	--	--	56,000
Provision for warranty expense	20,000	--	15,000
Other provisions	128,000	821,000	--
Increase (decrease) in deferred tax valuation allowance	--	--	(4,749,000)
Changes in operating assets and liabilities:			
Accounts receivable	800,000	(712,000)	71,000
Inventories	(1,133,000)	137,000	(291,000)
Prepaid expenses and other current assets	284,000	(355,000)	(193,000)
Prepaid acquisition costs	--	--	(134,000)
Prepaid capital finance expense	--	--	(398,000)
Other assets	(398,000)	158,000	--
Accounts payable	419,000	(336,000)	428,000
Customer deposit liability	--	--	(477,000)
Accrued expenses	254,000	(645,000)	79,000
Net cash provided by (used in) operating activities	256,000	(783,000)	228,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(2,437,000)	(263,000)	(193,000)
Patent expenditures	(162,000)	(191,000)	--
Short term investments	--	--	1,700,000
Change in restricted cash	--	1,254,000	(1,254,000)
Cash acquired through acquisition of Photonic Detectors, Inc.	--	--	44,000
Cash acquired through acquisition of Picotronix, Inc.	--	678,000	--
Cash paid for Picotronix, Inc. acquisition	--	(3,500,000)	--
Cash paid for acquisition related costs	--	(936,000)	--
Purchase of outstanding shares of Photonic Detectors, Inc. common stock	--	--	(1,117,000)
Loan to Picometrix, Inc.	--	--	(4,228,000)
Net cash used in investing activities	(2,599,000)	(2,958,000)	(5,048,000)

CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of Photonic Detectors, Inc. line of credit	--	--	(78,000)
Proceeds from bank term loan	1,867,000	2,700,000	--
Payments on bank term loan	(1,950,000)	(750,000)	(900,000)
Advanced Photonix, Inc. revolving line of credit (asset-based)	(259,000)	--	1,000,000
Payments on notes payable	--	119,000	--
Proceeds from private placement of convertible note	--	5,000,000	5,000,000
Proceeds from MEDC term loan	172,000	600,000	--
Proceeds from exercise of warrants	--	455,000	--
Payments on related party debt	(501,000)	--	--
Proceeds from exercise of stock options	355,000	47,000	2,000
Net cash provided by (used in) financing activities	(316,000)	8,171,000	5,024,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,659,000)	4,430,000	204,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,933,000	1,503,000	1,299,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,274,000	$ 5,933,000	$ 1,503,000

See notes to consolidated financial statements.

Supplemental disclosure of cash flow information:

	2007	2006	2005
Cash paid for interest	$795,000	$623,000	$ 153,000
Cash paid for income taxes	$26,000	$ 17,000	$ 19,000

Supplemental disclosure of non-cash operating, investing and financing activities:

Picometrix acquisition in FY 2006	
Assets acquired	$19,404,000
Liabilities assumed	(2,406,000)
Net assets acquired	16,998,000
Cash Paid	(3,500,000)
Broker fees and other direct costs	(936,000)
	12,562,000
Non-cash investing activities:	
Common stock issued	(5,433,000)
Note payable – related	(2,901,000)
Picometrix note retired	(4,228,000)
Net balance	$ --

In October 2004 (FY 2005), the Company issued $5.0 million in secured debt to be used for future acquisition. In conjunction with that debt, the Company issued warrants convertible into 850,822 shares of the Company's common stock. The warrants issued were adjusted to present value. The adjustment was $141,000 to additional paid-in capital. The company amortized $176,000 of the discount to interest expense in FY 2005 and $938,000 of the discount to interest expense in FY 2006. The remaining balance of $230,000 will be amortized over the remaining life of the convertible note which matures in Oct 2007 or sooner if the note is converted. During FY 2006 $4,475,000 of the convertible notes was converted into 2,275,631 shares of the Company's Class A Common Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of the Company and Significant Accounting Policies

Summary of Company

Business Description –API is a leading supplier of custom opto-electronic solutions, high-speed optical receivers and Terahertz sensors and instrumentation, serving a variety of global OEM markets including telecommunications, military/aerospace, industrial sensing/NDT, medical and homeland security. Our optoelectronic solutions are based on our silicon LAAPD, PIN photodiode and FILTRODE® detectors. Our patented high-speed optical receivers include APD and PIN photodiode technology based upon III-V materials, including InP, InAlAs, and GaAs. Our newly emerging Terahertz sensor product line is targeted to the industrial NDT, quality control, Homeland Security and military markets. Using our patented fiber coupled technology and high-speed Terahertz generation and detection sensors, we are engaged in transferring Terahertz technology from the application development laboratory to the factory floor. We have three manufacturing facilities, one in Camarillo, California, one in Dodgeville, Wisconsin and one in Ann Arbor,-Michigan.

The Company's wholly-owned subsidiary, Silicon Sensors, Inc. manufactures silicon photodiodes and optoelectronic devices in a manufacturing facility in Dodgeville, Wisconsin.

During 2007, Texas Optoelectronics, Silicon Detectors Inc. and Photonic Detectors Inc. were dissolved. These wholly-owned subsidiaries had no assets or liabilities at the time of dissolution.

Principles of Consolidation - The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassifications –Certain prior year balances have been reclassified in the consolidated financial statements to conform to the current year presentation.

Fiscal Year-End – Effective with the FY 2006 year-end, the Company's fiscal year ends on the last calendar day in March. Prior fiscal years ended on the last Sunday of March. As a result of this change, fiscal year ended March 31, 2007 contains fifty-two weeks and fiscal year ended March 31, 2006 contains fifty-three weeks. The prior fiscal year ending March 27, 2005 contained fifty-two weeks.

Operating Segment Information – The Company operates as one segment in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's chief operating decision maker and management personnel view the Company's performance and make resource allocation decisions by looking at the Company as a whole. Although there are different product lines within the Company, they are economically similar and are also similar in terms of the five criteria set forth in SFAS 131 that must be met to combine segments. The Company's products are light and radiation detection devices. The nature of the production process is similar for all product lines, and manufacturing for the different product lines occurs in common facilities. Generally, the same engineers with the same qualifications design and manufacture products for all product lines. The types and class of customers are similar across all product lines, and products are distributed through common channels and distributor networks.

Significant Accounting Policies

Pervasiveness of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash equivalents, accounts receivable, accounts payable, notes receivable and notes payable) approximates fair value based upon prevailing interest rates available to the Company.

Cash and Cash Equivalents – The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Compensating Cash Balance – as a condition of the Master Equipment Lease Agreement with Fifth Third Bank the Company is required to maintain a compensating balance of not less than $1,500,000 as long as any indebtedness to Fifth Third is outstanding.

Accounts Receivable – Receivables are stated at amounts estimated by management to be the net realizable value. The allowance is based on specific identification. Accounts receivable are charged off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected. Collateral is not typically required, nor is interest charged on accounts receivable balances.

Concentration of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents and trade accounts receivable. The Company maintains cash balances at five financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of March 31, 2007, the Company had cash at three financial institutions in excess of federally insured amounts. As excess cash is available, the Company invests in short-term and long-term investments, primarily consisting of Government Securities Money Market instruments, and Repurchase agreements. As of March 31, 2007 and 2006, cash deposits held at financial institutions in excess of FDIC insured amounts were $2,926,000 and $1,433,000, respectively.

Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. As of March 31, 2007, one customer comprised 11% of accounts receivable. As of March 31, 2006, one customer comprised 14% of accounts receivable.

Inventories – Inventories, which include material, labor and manufacturing overhead, are stated at standard cost (which approximates the first in, first out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

Equipment and Leasehold Improvements – Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or lease term ranging from three to nine years.

Intangible Assets

Intangible Assets-- The Company records goodwill, which represents the excess of cost over fair value of net assets. Other intangibles are recorded at cost. These intangible assets are associated with the value of the acquired non-compete agreement, customer list, trademarks, R&D contracts, and technology/patents. These intangible assets are amortized using the straight-line method over their various estimated useful lives up to 15 years.

Patents – Patents represent costs incurred in connection with patent applications. Such costs are amortized using the straight-line method over the useful life of the patent once issued, or expensed immediately if any specific application is unsuccessful.

Impairment of Long-Lived Assets and Goodwill – The Company reviews the recoverability of the carrying value of long-lived assets using the methodology prescribed in SFAS 144. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows to which the assets relate, to the carrying amount. If the asset is determined to be unable to recover its carrying value, it is written down to fair value. Fair value is determined based on discounted cash flows, appraised values or other information available in the market, depending on the nature of the assets.

The Company reviews the carrying value of goodwill and non-amortizable intangible assets using the methodology prescribed in SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that the Company not amortize goodwill and intangible assets with indefinite lives, but instead subject them to impairment tests on at least an annual basis and whenever circumstances suggest that goodwill may be impaired. Company recognizes impairment losses on long-lived assets used in operations when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In such circumstances, those assets are written down to estimated fair value. Long-lived assets consist primarily of goodwill and fixed assets.

Revenue Recognition – The Company recognizes revenues upon shipment. Provision for estimated losses, if any, is made in the period in which such losses are determined.

Revenues from research and development cost reimbursement-type contracts are recorded as costs are incurred based upon the relationship between actual incurred costs, total estimated costs and the amount of the contract or grant award. Estimation of cost is reviewed periodically and any anticipated losses are recognized in the period in which they first become determinable.

Significant Customers– During fiscal years ended March 31, 2007 and 2006, no single customer accounted for more than 10% of the Company's net sales. During FY 2005, two customers represented 12% and 12% of the Company's net sales.

Product Warranty – The Company generally sells products with a limited warranty of product quality. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity. The accruals, and the related expenses, for known issues and for estimated incurred but unidentified issues were not significant during the periods presented.

Shipping and Handling Costs – The Company's policy is to classify shipping and handling costs as a component of Costs of Goods Sold in the Statement of Operations.

Research and Development Costs – The Company charges all research and development costs, including costs associated with development contract revenues, to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer. Costs related to revenues on non-recurring engineering services billed to customers are generally classified as cost of product sales. The company generally retains intellectual property rights related to paid research and development contracts.

Advertising Costs – Advertising costs are expensed as incurred. Advertising expense was approximately $91,000, $133,000 and $84,000 in FY 2007, 2006 and 2005, respectively.

Accounting for Stock Option Based Compensation – Effective April 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment: An Amendment of FASB Statements No. 123 and 95" using the modified prospective method. Under this method, compensation cost is recognized on or after the effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant date fair value of those awards. Prior to April 1, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and adopted the disclosure only alternative of SFAS No. 123. For stock-based awards issued on or after April 1, 2006, the Company recognizes the compensation cost on a straight-line basis over the requisite service period for the entire award. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123(R) are based on the same estimate of the grant-date or modification-date fair value and the same attribution method used under SFAS No. 123.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). As the Company is currently in a net operating loss position and has placed valuation allowances on its net deferred tax assets, there is no net impact on the Company's APIC pool related to stock-based compensation for the year ended March 31, 2007.In accordance with SFAS No. 148, and as required by SFAS 123(R), the required pro forma disclosure, for periods prior to adoption of SFAS 123(R), is shown below (in millions, except per share data).

	2006	**2005**
Net Income (loss) , as reported	$(5,262,000)	$ 5,078,000
Net income (loss), Proforma	$(5,409,000)	$ 5,032,000
Basic income (loss) per share, as reported	$(0.30)	$0.38
Basic income (loss) per share, Proforma	$(0.30)	$0.38

Accounting for Income Taxes — Income taxes are provided for taxes currently payable or refundable, and for deferred income taxes arising from future tax consequences of events that were recognized in the Company's financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to an amount that will more likely than not be realized in accordance with SFAS No. 109 "Accounting for Income Taxes.

The Company follows the guidance established in EITF Issues No. 05-8, "Income Tax Consequences of issuing Convertible Debt with a Beneficial Conversion Feature" (EITF 05-8) which concludes that the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and the establishment of a deferred tax liability for the basis difference should result in an adjustment to additional paid in capital.

Earnings per Share — The Company presents both basic and diluted earnings (loss) per share (EPS) amounts. Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period. The Company uses the treasury stock method to calculate the impact of stock compensation. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. The total shares excluded from the computation of earnings per share for the year ended March 31, 2007 total 3.5 million shares, representing outstanding stock options, warrants and debt convertible into shares of common stock.

Recent Pronouncements and Accounting Changes —In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also includes an amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is assessing the impact of SFAS No. 159 and has not determined whether it will have a material impact on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements, and does not require any new fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement is effective for the fiscal years beginning after November 15, 2007. The Company is assessing SFAS No. 157 and has not determined the impact the adoption of SFAS No. 157 will have its results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its consolidated financial statements.

2. Inventories

Inventories consist of the following at March 31:

	2007	2006
Raw material	$ 3,348,000	$4,288,000
Work-in-process	1,503,000	937,000
Finished products	512,000	390,000
Total inventories	5,363,000	5,615,000
Less reserve	(924,000)	(2,181,000)
Inventories, net	$ 4,439,000	$3,434,000

3. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at March 31:

	2007	2006
Machinery and equipment	$6,449,000	$6,133,000
Furniture and fixtures	521,000	516,000
Leasehold improvements	554,000	394,000
Data processing equipment	555,000	439,000
Vehicles	26,000	26,000
Capitalized software	442,000	401,000
Total assets	8,547,000	7,909,000
Accumulated depreciation	(5,565,000)	(4,548,000)
	2,982,000	3,361,000
Construction-in-process	1,754,000	14,000
Net equipment and leasehold improvements	$4,736,000	$3,375,000

Included in the table of Equipment and Leasehold improvements above, are assets totaling $1,867,000 at March 31, 2007, representing assets leased under a capital lease (see note 6 for a description of lease terms). A significant portion of these assets are included in construction in process.

Depreciation expense was $1,076,000 for fiscal year ended March 31, 2007, $829,000 for fiscal year ended March 31, 2006 and $369,000 for fiscal year ended March 27, 2005.

4. Intangible Assets and Goodwill

Intangible Assets - In October 2004 the Company entered into a definitive agreement for $5,000,000 of senior convertible notes, (see note 6). In connection with the agreement, costs of approximately $646,000 were incurred which are being amortized over the 36-month term of the agreement or expensed when the notes are converted. In March 2006, the amortization of prepaid capital finance expense was accelerated to reflect the portion of the convertible notes that were converted during the year. The remaining balance of $69,000 will be amortized at approximately $9,900 per month over the remaining life of the notes. In March 2007, the Company paid off the SBBT Term Loan and Line of Credit. The portion of the capital finance expense related to the SBBT loan agreement was accelerated and written off in March 2007.

In December 2004 the Company acquired Photonic Detectors, Inc. The Company recorded an intangible asset of $635,000, which represents the excess of cost over fair value of net assets. This intangible asset is associated with the value of the acquired customer list. The intangible asset is being amortized over a period of 60 months beginning January 2005. Monthly amortization is approximately $10,600 per month. Each year the Company evaluates the present value of future cash flows associated with the list. Any impairment would be recognized when the expected future operating cash flows from such intangible assets is less than their carrying value. The annual intangible impairment evaluation resulted in the write-off of the PDI Customer List asset in the amount of $349,000.

In May 2005 the Company completed the acquisition of Picotronix, Inc., dba Picometrix, Inc. The Company recorded intangible assets of $14,920,000, which represents the excess of cost over fair value of net assets. These intangible assets are associated with the value of the acquired non-compete agreement, customer list, trademarks, R&D contacts, and technology/patents. These intangible assets are being amortized over their various estimated useful lives up to 15 years. Amortization is approximately $116,200 per month.

Intangible assets that have definite lives consist of the following (in thousands):

			March 31, 2007			March 31, 2006	
	Weighted Average Lives	**Carrying Value**	**Accumulated Amortization**	**Intangibles Net**	**Carrying Value**	**Accumulated Amortization**	**Intangibles Net**
Non-Compete agreement	3	$ 130	$ 82	$ 48	$ 130	$ 38	$ 92
Customer list	15	475	309	166	825	170	655
Trademarks	15	2,270	286	1,984	2,270	135	2,135
R&D contracts	15	1,380	174	1,206	1,380	82	1,298
Patents		107	62	45	70	54	16
Patents pending		310	--	310	184	--	184
Technology	10	10,950	2,069	8,881	10,950	975	9,975
Total Intangibles	**11.4**	**$15,622**	**$2,982**	**$12,640**	**$15,809**	**$1,454**	**$14,355**

Amortization expense for the fiscal year ended March 31, 2007 was approximately $1,528,000 compared to $1,403,000 for the year ended March 31, 2006. Patent amortization expense was approximately $7,000, $3,000 and $3,000 in FY 2007, 2006 and 2005, respectively. The current patents held by the Company have remaining useful lives ranging from 2 years to 20 years, with a weighted average remaining useful life of 3.5 years.

Assuming no impairment to the intangible value, future amortization expense for intangible assets and patents are as follows:

Intangible Assets		**Patents**	
2008	$1,394,000	2008	$7,000
2009	1,356,000	2009	6,000
2010	1,351,000	2010	5,500
2011	1,351,000	2011	5,500
2012	1,351,000	2012	5,000
2013 & after	5,482,000	2013 & after	16,000
Total	**$12,285,000**	**Total**	**$45,000**

Patent pending costs will be amortized beginning the month the patents are granted.

Impairment of Goodwill –As a result of the Company's annual goodwill impairment evaluation, goodwill recorded from the 2003 Texas Optoelectronics Inc. acquisition of approximately $1.4 million was reduced $140,000 in FY 2007 and $814,000 in FY 2006, based on the net present value of the estimated future cash flow as a result of the acquisition.

5. Line of Credit/Short Term Debt

On March 6, 2007, the Company and Fifth Third entered into a Revolving Line of Credit (the Loan Agreement) providing for borrowings of up to a maximum of $2,000,000. The availability under the facility will be determined by the calculation of a borrowing base that includes a percentage of eligible accounts receivable and inventory.

The Loan Agreement contains customary representations, warranties and financial covenants. The interest rate is variable and is adjusted quarterly. The maximum interest rate will equal the prime rate. The principal loan amounts are due on March 6, 2008.

The Loan Agreement is guaranteed by each of API's wholly-owned subsidiaries and the loan is secured by a Security Agreement among API, its Subsidiaries and Fifth Third, pursuant to which API and its subsidiaries granted to Fifth Third a first-priority security interest in certain described assets. On March 8, 2007, API drew down $741,000 under the Loan Agreement to pay off prior indebtedness.

6. Long-Term Debt and Notes Payable

In October 2004, the Company entered into a definitive agreement for the private placement to four institutional investors of $5 million aggregate principal amount of its senior convertible notes. The original Securities Purchase Agreement was filed with the Securities and Exchange Commission on October 12, 2004. The notes are convertible at the option of the holder under certain circumstances into shares of the Company's Class A Common Stock at an initial conversion price of $1.9393 per share, subject to adjustment. The notes pay interest at an annual rate of prime plus 1% and will mature on October 12, 2007.

In connection with the transaction, the Company had issued to the investors five-year warrants to purchase 850,822 shares of the Company's Class A Common Stock at an exercise price of $2.1156 per share, subject to adjustment. The Company has agreed to register the shares of common stock issuable upon conversion of the notes and upon exercise of the warrants for resale under the Securities Act of 1933. The investors have the option for a period of one year following effectiveness of the registration statement to acquire an additional $5 million aggregate principal amount of the notes with an initial conversion price of $2.1156 per share and five-year warrants purchasing an additional 850,822 shares of common stock. The original terms of the warrants issued and, the additional warrants to be issued, in the private placement to the investors were also modified on March 9, 2005 to reduce the exercise price from $2.1156 per share of Class A Common Stock of API to $1.78 per share. Similarly, on March 9, 2005, the terms of the notes issued in connection with the private placement (the Notes) were modified to (i) provide that the interest rate shall not be less than 6.5% at any time, (ii) increase the amount of "Permitted Indebtedness" (as such term is defined in the Notes) from $3 million to $6 million and (iii) decrease the amount of "Permitted Acquisition Indebtedness" (as such term is defined in the Notes) from $6 million to $3 million. In addition, the investors in the private placement agreed to subordinate, pursuant to a form of subordination agreement in form and substance reasonable satisfactory to them, (i) the principal and interest payments on the Notes to the "Permitted Bank Debt" (as such term is defined in the letters of agreement) and (ii) their liens on the Company's assets to any lien granted by the Company as security for the "Permitted Bank Debt".

In accordance with APB 14, the Company has recorded a discount to the note of $1,344,000 to account for the fair value associated with the note's detachable warrants. Upon any exercise of the conversion feature, the notes will then be converted from debt to equity. A copy of the original agreement and all related documents were filed with the Securities and Exchange Commission on October 12, 2004 on Form 8-K, and the foregoing summary is qualified in its entirety by reference thereto.

During FY 2006, $3.475 million of the $5 million Convertible debt (Convertible Debt 1st Tranche) was converted into 1,792,000 shares leaving a Convertible Debt 1st Tranche balance of $1,439,000 (net of discount) at March 31, 2007. In addition, 170,164 of the warrants were converted and the Company received $299,490 in cash. At March 31, 2007, the balance of unexercised warrants was 680,658.

In September 2005, the Company issued $1.0 million of convertible debt with warrants to purchase 170,164 shares of common stock (Convertible Debt 2nd Tranche). The Company originally valued the warrants and recorded an increase to additional paid-in-capital amounting to $27,000. Subsequently, the Company determined that the beneficial conversion option and the warrants should have been valued using the "Intrinsic Value" approach. Accordingly, the Company recognized a $1.0 million debt discount on the $1.0 million principal value of the convertible note payable and the debt discount is amortized over the life of the note. The note was converted in November 2005 into 472,678 shares of Class A Common Stock. In addition, 85,082 of the warrants were converted and the Company received $151,446 in cash. At March 31, 2007, the balance of unexercised warrants was 85,082.

In March 2006, the Company issued $4.0 million of convertible debt (Convertible Debt 2nd Tranche) with warrants to purchase 680,658 shares of common stock. The Company originally valued the warrants and recorded an increase to additional-paid-in- capital mounting to $1.8 million. Subsequently, the Company determined that the beneficial conversion options and warrants should have been valued using the "Intrinsic Value" approach. Accordingly, the Company recognized a $2.7 million debt discount on the $4.0 million principal value of the convertible note payable and is amortizing the debt discount to interest expense over the life of the note. At March 31, 2007, the Convertible Debt 2nd Tranche was $2,722,000 (net of the debt discount).

In May 2005, the Company borrowed $2.7 million from a regional bank. Scheduled repayments were principal of $75,000 per month, plus interest, until maturity on May 2, 2008. This loan was paid in full in March 2007.

The MEDC entered into two loan agreements with Picometrix LLC, one in fiscal 2004 (MEDC-loan 1) and one in fiscal 2005 (MEDC-loan 2). Both loans are unsecured.

MEDC-loan 1 is for an amount up to $1.024 million with an interest rate of 7% and is fully amortized by the end of an eight year period (ending on September 15, 2012). Interest accrued, but unpaid in the 1st four years of this agreement will be added to the then outstanding principal of this Note. In October 2008, interest will begin to accrue on the restated principal. Commencing in October 2008, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining four years. In September 2004, the Company borrowed $750,000 against the $1.0 million. On February 1, 2007, the Company borrowed an additional $172,000.

MEDC-loan 2 is for an amount up to $1.2 million with an interest rate of 7% and is fully amortized by the end of a six year period (ending on September 15, 2011). Interest accrued, but unpaid in the 1st two years of this agreement will be added to the then outstanding principal of this Note. During the third year of this agreement, the Company will pay interest on the restated principal of the Note. Commencing in October 2008, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining three years. In September 2005 the Company borrowed $600,000 against the $1.2 million.

Stock option transactions for fiscal years 2005, 2006 and 2007 are summarized as follows:

	Shares (000)	Weight Average Exercise Price
Outstanding, March 28, 2004	1,961	$1.39
Granted	401	$1.88
Exercised	(2)	$0.65
Expired	(5)	$1.86
Outstanding, March 27, 2005	2,355	$1.47
Exercisable, March 27, 2005	1,776	$1.48
Outstanding, March 27, 2005	2,355	$1.47
Granted	926	$2.23
Exercised	(267)	$1.08
Expired	--	--
Outstanding, March 31, 2006	3,014	$1.74
Exercisable, March 31, 2006	2,025	$1.64
Outstanding, March 31, 2006	3,014	$1.74
Granted	90	$2.81
Exercised	(341)	$1.04
Expired	(223)	$1.74
Outstanding, March 31, 2007	2,540	$1.90
Exercisable, March 31, 2007	1,978	$1.81

Information regarding stock options outstanding as of March 31, 2007 is as follows:

		Options Outstanding	
Price Range	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	911	$0.77	1.96
$1.50 - $2.50	913	$2.01	7.71
$2.87 - $5.34	716	$3.18	6.88

		Options Exercisable	
Price Range Shares	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	881	$0.76	1.93
$1.50 - $2.50	538	$1.99	7.54
$2.87 - $5.34	559	$3.27	5.77

Warrants Outstanding & Exercisable

(in 000s) Shares	Exercise Price	Remaining Life (in yrs)
681	$1.78	3.7
766	$1.78	4.5

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2007: risk-free interest rate of 4.6% - 5.0%, expected volatility of 52.9% – 58.0% and expected lives of 10 years in all periods. No dividends were assumed in the calculations.

Foreign Sales

In FY 2007, 2006 and 2005, the Company had export sales of approximately $4.4 million, $2.1 million and $2.5 million, respectively, made primarily to customers in North America, Asia and Europe. All foreign sales are denominated in U.S. dollars. Sales to specific countries, stated as a percentage of total sales, consist of the following:

	2007	2006	2005
Australia	--	1%	--
Canada	1%	--	2%
Germany	10%	--	--
Hong Kong	1%	--	--
Israel	1%	--	--
Japan	1%	--	2%
Spain	--	--	5%
United Kingdom	4%	4%	2%
All other countries	1%	4%	6%
Total export sales	19%	9%	17%

10. Employees' Retirement Plan

The Company maintains a 401(k) Plan which is qualified under the Internal Revenue Code. All full-time employees are eligible to participate in the Plan. Employees may make voluntary contributions to the Plan, which is matched by the Company at the rate of $1.00 for every $1.00 of employee contribution up to 3% of wages, and $.50 for every $1.00 of employee contributions on the next 2% of wages, subject to certain limitations. Employer contributions are fully vested when earned. The Company contributions and administration costs recognized as expense were approximately $255,000, $181,000 and $62,000 in FY 2007, 2006 and 2005, respectively.

11. Income Taxes

At March 31, 2007, the Company had net operating loss carry forwards (NOL's) of approximately $22.5 million for Federal income tax purposes and $2.5 million for state income tax purposes that expire at various dates through fiscal year 2027. The tax laws related to the utilization of loss carry forwards are complex and the amount of the Company's loss carry forward that will ultimately be available to offset future taxable income may be subject to annual limitations under IRC Section 382 resulting from changes in the ownership of the Company's common stock.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets at March 31, 200 were substantially composed of the Company's net operating loss carry forwards for which the Company had made a deferred tax asset valuation allowance of $5.7 million based upon the acquisition of Picometrix, Inc. in May 2005. Based upon the FY 2007 results, the Company management has projected that the Company will generate sufficient future taxable income to utilize some of the carry-forwards that expire by 2027.

Realization of the deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of any NOL's. Although realization is not assured, management believes it is more likely than not that the recorded deferred asset will be realized. Accordingly the Company has decreased the deferred tax asset valuation allowance to $4.5 million at March 31, 2007. In addition, the Company has reduced the deferred tax asset by the deferred tax liability of $ 3.1 million from the Picometrix acquisition, the deferred tax liability of $379,000 relating to the beneficial conversion feature of the convertible debt for the year ending March 31, 2007, and the tax loss carry forward that expired in FY 2007.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The tax provision for the year ended March 31, 2007 is composed of the Wisconsin state income tax. The tax provision for the year ended March 31, 2006 was composed of Wisconsin state income tax. The tax provision for the year ended March 27, 2005 was composed of Wisconsin state income tax and the minimum California franchise tax.

Below are reconciliations between the provisions for income taxes compared with the amounts at the United States federal statutory rate:

Years Ended	March 31, 2007	March 31, 2006	March 27, 2005
Federal income tax at statutory rates	(1,898,000)	(1,173,000)	177,000
State income taxes, net of federal benefit	(93,000)	(193,000)	39,000
Utilization of NOL carry-forwards	1,189,000	302,000	(211,000)
Change in valuation allowance	(1,189,000)	972,000	(4,749,000)
Change in R&E credit carry-forwards	(13,000)	--	--
Other	(22,000)	66,000	10,000
Permanent items	1,108,000	55,000	--
Effective federal income tax	(920,000)	28,000	(4,734,000)

Deferred Tax Assets at March 31, 2007 are as follows, at a projected tax rate of 34% for federal income tax purposes and 5.61% for state income tax purposes:

	Federal	State
Current	--	--
Long Term	1,225,000	--
	1,225,000	--

The Company's net deferred tax assets consist of the following components, for fiscal years 2007 and 2006:

	2007	2006
Sec. 263A adjustment	45,000	36,000
Accrued bonus	103,000	--
Inventory reserve	270,000	719,000
Utility accruals	--	7,000
Warranty reserve	33,000	25,000
Accounts receivable allowance	20,000	16,000
Accrued vacation	51,000	90,000
Charitable contributions	8,000	4,000
NOL Carryforwards	7,524,000	7,870,000
Accumulated amortization	305,000	163,000
Accumulated depreciation	(57,000)	(50,000)
R&D credits	563,000	675,000
Goodwill amortization	322,000	322,000
California Mfg. credit	39,000	39,000
Other	--	2,000
Total	9,226,000	9,918,000
Valuation allowance	(4,533,000)	(5,722,000)
Deferred tax liability – Picometrix acquisition	(3,089,000)	(3,573,000)
Deferred tax-beneficial conversion	(379,000)	--
Net deferred tax asset	1,225,000	623,000

At March 31, 2007 the Company's net operating loss carry forwards will expire on the following dates:

Federal Amount	Expiration	California Amount	Expiration
2,226,072	March 31, 2008	82,141	March 31, 2013
3,816,200	March 31, 2009	973,927	March 31, 2014
1,947,320	March 31, 2010	471,220	March 31, 2014
30,267	March 31, 2011	945,813	March 31, 2017
1,548,581	March 31, 2012		
599,421	March 31, 2013		
250,133	March 31, 2019		
6,096,005	March 31, 2020		
82,471	March 31, 2021		
1,868,504	March 31, 2022		
50	March 31, 2022		
846,957	March 31, 2023		
753,118	March 31, 2023		
1,500	March 31, 2024		
1,500	March 31, 2025		
2,407,874	March 31,2027		
$22,475,973		$ 2,473,101	

At March 31, 2007 the Company's Federal R&D tax credit carry forwards will expire on the following dates:

Amount	Expiration
40,963	March 31, 2007
80,385	March 31, 2008
66,489	March 31, 2009
17,847	March 31, 2010
63,832	March 31, 2011
34,245	March 31, 2012
16,737	March 31, 2018
168,399	March 31, 2019
9,217	March 31, 2020
100,338	March 31, 2021
87,020	March 31, 2022
99,925	March 31, 2023
82,575	March 31, 2024
143,990	March 31, 2025
124,030	March 31, 2026
125,000	March 31, 2027
$1,260,992	

12. Net Income (Loss) Per Share

Calculations of Net income (loss) per share are in accordance with SFAS No. 128, "Earnings per Share". Accordingly, basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding for each year. The impact of Statement 128 on the calculation of earnings per share is as follows:

	2007	2006 Restated	2005 Restated
BASIC			
Average Shares Outstanding	19,065,000	17,477,000	13,461,000
Net Income (Loss)	$(4,646,000)	$(5,262,000)	$5,078,000
Basic Income (Loss) Per Share	$(0.24)	$(0.30)	$0.38
DILUTED			
Average Shares Outstanding	19,065,000	17,477,000	13.461,000
Net Effect of Shares Issuable pursuant to terms of convertible note, based on a weighted average	783,000	1,476,000	1,176,000
Net Effect of Dilutive Stock Options and Warrants based on the treasury stock method using average market price	2,677,000	2,666,000	962,000
Total Shares	22,525,000	21,619,000	15,599,000
Net Income (Loss), adjusted for interest expense on convertible note (net of tax)	$ (4,257,000)	$(4,873,000)	$5,128,000
Diluted Earnings Per Share	anti-dilutive	anti-dilutive	$0.33
Average Market Price of Common Stock	$ 2.06	$ 2.82	$ 2.18
Ending Market Price of Common Stock	$ 1.96	$ 2.71	$ 2.11

The following stock options granted to Company employees, directors, and former owners were excluded from the calculation of earnings per share in the financial statements because they were anti-dilutive for the periods reported:

2007		2006		2005	
Exercise Price per Share ($)	No. Shares Underlying Options	Exercise Price per Share ($)	No. Shares Underlying Options	Exercise Price per Share ($)	No. Shares Underlying Options
2.1100	239,500				
2.1600	6,000				
2.2500	16,800				
2.3200	58,400				
2.6800	50,000				
2.8700	87,500	2.8700	3,750	2.2500	35,400
2.8900	20,000	2.8900	10,000	2.5000	27,700
3.0940	1,000	3.0940	1,000	3.0940	1,000
3.1875	350,000	3.1875	350,000	3.1875	350,000
5.3440	50,000	5.3440	50,000	5.3440	50,000
Total	879,200	Total	414,750	Total	464,100

13. Related Party Transactions

The Company's only significant related party transactions relate to the payment of principal and interest on Debt to Related Parties (see Note 15). On March 31, 2007 the remaining balance on the notes was $2.4 million. The Company paid $500,000 of principal and $224,000 in interest to the note holders in FY 2007. Robin Risser and Steve Williamson, the Company's CFO and CTO, respectively, are the note holders.

14. Commitments & contingencies

Leases - The Company leases all of its executive offices, research, marketing and manufacturing facilities under non-cancellable operating leases. At March 31, 2007, those leases consisted of approximately 95,000 square feet in three facilities. The facility located in Camarillo, California is leased through February 2009. The manufacturing facility located in Dodgeville, Wisconsin is leased through October 2011, subject to early termination by the Company upon six month's written notice served after October 31, 2007. The facility located in Ann Arbor, Michigan is comprised of the Corporate office and the Picometrix LLC manufacturing plant and is leased through June 2010, with two five year options to renew at the current lease rate with a CPI adjuster. In addition, the Company has the right of first refusal to purchase the facility. The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future. Minimum future lease payments under all non-cancellable operating leases are as follows:

2008	$1,170,000
2009	1,045,000
2010	705,000
2011	176,000
Total	$3,096,000

Rent expense was approximately $1,264,000, $1,183,000 and $482,000 in FY 2007, 2006 and 2005, respectively.

Legal - The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

15. Subsequent Events

In accordance with the terms of the Lease agreement with Fifth Third Bank (note 6), the Company made an additional draw in the amount of $421,000 on April 30, 2007. The balance on this loan at April 30, 2007 was $2,288,000.

On June 12, 2007, API received a notice of a complaint for a patent infringement on a product that was part of the PDI acquisition from Opto Diode Corporation. The Company sold less than $30,000 of product since the acquisition and feels the complaint is without merit and is seeking to resolve this matter as quickly as possible.

16. Quarterly Financial Data

The table below lists financial information (unaudited) by quarter for each of the three fiscal years ending March 31, 2007, March 31, 2006, and March 27, 2005.

	First	Second	Third	Fourth	Total Year
2007					
Net Sales	$5,668,000	$5,878,000	$5,881,000	$6,161,000	$23,588,000
Cost of Sales	3,191,000	2,997,000	2,997,000	3,508,000	12,693,000
Gross Profit	2,477,000	2,881,000	2,884,000	2,653,000	10,895,000
Research & Development Expenses	969,000	1,019,000	1,005,000	1,022,000	4,015,000
Selling, General & Administrative Expenses	2,243,000	2,441,000	2,214,000	3,178,000	10,076,000
Net Income (Loss)	$(1,234,000)	$(1,124,000)	$(964,000)	$(1,324,000)	$(4,646,000)
Basic Income (Loss) per Common Share	$ (0.07)	$ (0.06)	$ (0.05)	$ (0.07)	$ (0.24)
Diluted Income (Loss) per Common Share	anti-dilutive	anti-dilutive	anti-dilutive	anti-dilutive	anti-dilutive
Weighted Average Common Shares Outstanding	18,980,000	19,026,000	19,089,000	19,165,000	19,065,000
2006					
Net Sales	$5,077,000	$5,194,000	$6,511,000	$6,803,000	$23,585,000
Cost of Sales	2,929,000	3,070,000	3,513,000	4,890,000	14,402,000
Gross Profit	2,148,000	2,124,000	2,998,000	1,913,000	9,183,000
Research & Development Expenses	452,000	795,000	836,000	936,000	3,019,000
Selling, General & Administrative Expenses	1,669,000	1,969,000	1,902,000	3,151,000	8,691,000
Net Income (Loss)	$(235,000)	$(1,613,000)	$(870,000)	$(2,544,000)	$(5,262,000)
Basic Income (Loss) per Common Share	$ (0.02)	$ (0.09)	$ (0.05)	$ (0.13)	$ (0.30)
Diluted Income (Loss) per Common Share	anti-dilutive	anti-dilutive	anti-dilutive	anti-dilutive	anti-dilutive
Weighted Average Common Shares Outstanding	15,133,000	17,252,000	18,563,000	18,882,000	17,477,000
2005					
Net Sales	$3,253,000	$3,709,000	$3,852,000	$3,989,000	$14,803,000
Cost of Sales	1,956,000	2,451,000	2,832,000	2,832,000	10,071,000
Gross Profit	1,297,000	1,258,000	1,020,000	1,157,000	4,732,000
Research & Development Expenses	42,000	37,000	33,000	34,000	146,000
Selling, General & Administrative Expenses	902,000	982,000	870,000	1,166,000	3,920,000
Net Income (Loss)	$ 347,000	$ 260,000	$ (43,000)	$4,514,000	$5,078,000
Basic Income (Loss) per Common Share	$ 0.03	$ 0.02	$ 0.00	$ 0.33	$ 0.38
Diluted Income (Loss) per Common Share	$ 0.02	$ 0.02	$ 0.00	$ 0.30	$ 0.33
Weighted Average Common Shares Outstanding	13,431,000	13,431,000	13,437,000	13,544,000	13,461,000

17. Fourth Quarter Adjustments

The Company recorded certain adjustments in the fourth quarter that related to events or transactions in earlier fiscal quarters in 2007. The following schedule summarizes the adjustments and the revised results of operations in the applicable quarters:

	June 30, 2006	September 29, 2006	December 29, 2006
Net Loss, as previously reported	$ (1,234,000)	$ (1,124,000)	$ (964,000)
Fourth quarter adjustments			
Adjust Stock Option Comp 123R	(18,000)	(20,000)	(20,000)
WIP Inventory adjustment	(38,000)	(53,000)	(136,000)
Total fourth quarter adjustments	(56,000)	(73,000)	(156,000)
Net Loss, as adjusted	$ (1,290,000)	$ (1,197,000)	$ (1,120,000)
Net Loss per share, as previously reported	$ (0.07)	$ (0.06)	$ (0.05)
Effect of adjustments	$ 0.00	$ 0.00	$ (0.01)
Net Loss per share, as adjusted	$ (0.07)	$ (0.06)	$ (0.06)

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (the Certifying Officers) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report and believe that the Company's disclosure controls and procedures are effective based on the required evaluation. During the past twelve months, the Company transferred certain accounting functions to our Ann Arbor office. We will continue to review and assess future needs and responsibilities in all locations and may make future changes. We believe that these changes may have a material affect on our internal controls and procedures.

Disclosure Controls

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (or Exchange Act)). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material information required to be disclosed in our periodic reports filed with the Securities Exchange Commission.

Changes in Internal Controls

During our most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

BOARD OF DIRECTORS

Richard D. Kurtz
Chairman of the Board, President and Chief Executive Officer

Robin Risser
Chief Financial Officer

Lance Brewer
Partner at Brewer & Brewer Law firm

M. Scott Farese
President for Chelsea Investments & CEO of Memacin, Inc.

Donald Pastor
Executive Vice President and Chief Financial
Officer for Telephonics Corporation

Stephen P. Soltwedel
President for Filtertek, Inc.

CORPORATE OFFICERS

Richard D. Kurtz
Chief Executive Officer and President

Robin F. Risser
Chief Financial Officer

Steven Williamson
Chief Technology Officer

CORPORATE INFORMATION

STOCK LISTING & SYMBOL: AMEX/API

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

INDEPENDENT AUDITORS
Farber Hass Hurley & McEwan, LLP
888 West Ventura Blvd.
Suite A
Camarillo, CA 93010
(805) 504-8410

CORPORATE LEGAL COUNSEL
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017
(212) 759-3300

INVESTOR/SHAREHOLDER RELATIONS
Cameron Associates, Inc.
1370 Avenue of the Americas
Suite 902
New York, New York 10019
(212) 245-8800

WEB SITE
http://www.advancedphotonix.com

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K including the financial statements and schedules thereto filed with the Securities and Exchange Commission for its most recent fiscal year by written request to the Secretary of the Company at 2928 Boardwalk, Ann Arbor, Michigan 48108.

over time or subject to performance conditions, and other restrictions upon the exercise of the Option, as the Committee shall deem advisable.

(b) Stated Term. The term of each Option granted shall be for a maximum of ten years from the date of granting thereof, or a maximum of five years in the case of an ISO granted to a 10% Holder (as such term is defined in Section 15), but may be for a lesser period or be subject to earlier termination as provided by the Committee or the provisions of the Plan or the Option Agreement.

(c) Option Exercise Price. Each Option shall state a per share option exercise price, which shall be not less than 100% of the Fair Market Value of a share of Stock on the date of the Option grant, nor less than 110% of such Fair Market Value in the case of an ISO granted to a 10% Holder. The Fair Market Value of shares of Stock shall be determined by the Committee based upon (i) the mean between the highest and lowest selling prices of the Stock on the American Stock Exchange (or such other exchange on which the Stock is listed) on the date of the granting of the Award, or (ii) if the Stock did not trade on such date, the mean between the high bid and low asked prices, or (iii) such other measure of Fair Market Value as may reasonably be determined by the Board (but consistent with the rules under Section 409A of the Code). "Fair Market Value" as used throughout the Plan shall mean the fair market value as determined in accordance with this Section 8(c).

(d) Exercise of Options. An Option may be exercised from time to time as to any part or all of the Stock as to which it is then exercisable in accordance with its terms, provided, however, that an Option may not be exercised as to fewer than 100 shares at any time (or for the remaining shares then purchasable under the Option, if fewer than 100 shares). In addition, except as otherwise permitted by the Committee, Options granted hereunder may not be exercised prior to the expiration of six months from the date of Option grant. The Option exercise price shall be paid in full at the time of the exercise thereof (i) in cash, (ii) by the transfer to the Corporation of shares of Stock with a Fair Market Value equal to such exercise price, provided that such shares of Stock have been owned by the Optionee for six months, or (iii) by a combination of cash and the transfer of shares of Stock pursuant to clause (ii) above. The holder of an Option shall not have any rights as a stockholder with respect to the Stock issuable upon exercise of an Option prior to the date of exercise.

(e) Non-Transferability of Options. Except as provided in the following sentence, an Option shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Optionee only by him or his legal representative. If permitted by the Committee in its sole discretion, NSOs may be transferred by the Optionee by gift to members of the Optionee's immediate family, including trusts for the benefit of such family members and partnerships or limited liability companies in which such family members are the only owners. A transferred NSO shall be subject to all of the same terms and conditions of the Plan and the Option Agreement as if such NSO had not been transferred.

(f) Cessation of Service.

(i) Cessation of Service. For purposes of this Section 8(f) and Section 9(e), the phrase "cessation of service" or any variation thereof shall mean (A) with respect to an employee of the Corporation, such employee's ceasing to be employed by the Corporation or any of its subsidiaries, (B) with respect to a non-employee director, such director's ceasing to be a member of the Board, or (C) with respect to a consultant or an advisor, termination of the contractual relationship between such consultant or advisor and the Corporation, in each instance for any reason, including in the case of employees, termination as a result of Retirement or Disability. The phrase "Termination Date" shall mean the date of any cessation of service.

(ii) Treatment of Employee Options.

(A) Death or Disability. In the event an employee ceases to provide services to the Corporation or any of its subsidiaries as a result of Disability, Options granted to such employee which are subject solely to time based conditions shall continue to vest in accordance with their terms as if such employee continued to provide services to the Corporation and shall continue to be exercisable for their stated term, provided that such employee was employed by the Corporation or any of its subsidiaries for a period of at least one year following the grant of the Option and prior to the Termination Date. In the event of an employee's death (1) while providing services to the Corporation or any of its subsidiaries or (2) following a cessation of service due to Disability, the Option shall become fully exercisable by the employee's estate and shall remain exercisable for the remainder of the Option term as set forth in the Option Agreement, provided that such employee was employed by the Corporation or any of its subsidiaries for a period of at least one year following the grant of the Option and prior to the Termination Date.

(B) Other Cessation of Service. Except as otherwise set forth in Section 8(f)(ii)(A) or in the Option Agreement, the number of shares of Stock which may be purchased upon the exercise of an Option shall not exceed the number of shares of Stock as to which such Option was exercisable pursuant to the Plan and the Option Agreement as of the Termination Date. If the employee's cessation of service was as a result of the employee's Retirement, the Option shall remain exercisable for the balance of its stated term, provided that such employee was employed by the Corporation or any of its subsidiaries for a period of at least one year following the grant of the Option and prior to the Termination Date. Except as otherwise set forth in this Section 8(f) or in the Option Agreement, an Option granted to an employee shall remain exercisable for three (3) months following the Termination Date (or, if shorter, the remainder of the Option term as set forth in the Option Agreement). For purposes of the previous sentence only, with respect to NSO grants only, an employee who continues to provide services to the Corporation as a non-employee director of the Corporation or as a consultant to the Corporation following termination of his employment by the Corporation or any of its subsidiaries shall be deemed to continue to be an employee of the Corporation for the period during which he provides services as a director or consultant. Notwithstanding anything to the contrary herein, the Committee may, in its sole discretion when it finds that such an action would be in the best interests of the Corporation, accelerate or waive in whole or in part any or all remaining time based restrictions with respect to all or part of an Option Grant.

(c) Definitions. The term "Retirement" as used in this Section 8(f)(ii) means the termination of the employment of a Optionee with the Corporation or its subsidiary on or after (A) the Optionee's 65th birthday or (B) the Optionee's 55th birthday if the Optionee has completed ten years of service with the Corporation or a subsidiary of the Corporation. The term "Disability" as used in this Section 8(f) shall have the meaning set forth in Section 22(e)(3) of the Code.

(iii) Treatment of Consultant and Advisor Options. Except as otherwise set forth in the Option Agreement, in the event of a cessation of service of a consultant or advisor, the number of shares of Stock which may be purchased upon the exercise of an Option shall not exceed the number of shares of Stock as to which such Option was exercisable pursuant to the Plan and the Option Agreement as of the Termination Date. Except as otherwise set forth in the Option Agreement, an Option granted to a consultant or advisor shall remain exercisable by such consultant or advisor for a period of three (3) months following the Termination Date (or, if shorter, the remainder of the Option term as set forth in the Option Agreement).

(iv) Other Limitations. Notwithstanding anything to the contrary in this Section 8(f), if the cessation of service is as a result of gross misconduct, including without limitation, violations of applicable Corporation policies or legal or ethical standards, as determined by the Corporation, all rights under the Option shall terminate on the Termination Date. In addition to the foregoing, the Committee may impose such other limitations and restrictions on the exercise of an Option following the Termination Date as it deems appropriate, including a provision for the termination of an Option in the event of the breach by the Optionee of any of his contractual or other obligations to the Corporation.

9. **Terms and Conditions of Stock Grants.** The Committee may in its discretion grant Stock Grants, which shall be made subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Form of Grant. Each Stock Grant shall be evidenced by an agreement (the "Restricted Stock Agreement") executed by the Corporation and the Grantee, in such form as the Committee shall approve, which Agreement shall be subject to the terms and conditions set forth in this Section 9 and shall contain such additional terms and conditions not inconsistent with the Plan as the Committee shall prescribe.

(b) Number of Shares Subject to an Award; Consideration. The Restricted Stock Agreement shall specify the number of shares of Stock subject to the Stock Grant. A Stock Grant shall be issued for such consideration as the Committee may determine appropriate and may be issued for no cash consideration or for such minimum cash consideration as may be required by applicable law.

(c) Conditions. Each Stock Grant shall be subject to such conditions as the Committee shall establish (the "Conditions"), which may include, but not be limited to, conditions which are based upon the continued employment or service of the Grantee over a specified period of time, or upon the attainment by the Corporation of one or more measures of the Corporation's operating performance, such as earnings, revenue, operating or net cash flows, financial return ratios, total shareholder return or such other measures as may be determined by the Committee (the "Performance Conditions"), or upon a combination of such factors. Measures of performance may be based upon the performance of the Corporation or upon the performance of a defined business unit or function for which the Grantee has responsibility or over which the Grantee has influence. The Grantee shall have a vested right to the Stock subject to the Stock Grant to the extent that the Conditions applicable to such Stock Grant have been satisfied. A Grantee shall forfeit all of his right, title and interest in and to any Stock subject to a Stock Grant in the event that (and to the extent that) such Conditions are not satisfied.

(d) Limitations on Transferability. As used herein, the term "Restricted Period" means, with respect to any shares of Stock subject to a Stock Grant, the period beginning on the Award Date and ending on the date on which the Conditions applicable to the Stock Grant have been satisfied. During the Restricted Period, the Grantee will not be permitted to sell, transfer, exchange, pledge, assign or otherwise dispose of any shares of Stock subject to the Stock Grant (except for shares of Stock as to which the Grantee's rights have vested); provided, however, that the Committee in its discretion may permit the transfer by the Grantee by gift of shares of Stock to members of the Grantee's immediate family, including trusts for the benefit of such family members and partnerships or limited liability companies in which such family members are the only owners, it being understood that any shares of Stock so transferred shall remain subject to all of the terms and conditions of the Plan and the applicable Restricted Stock Agreement as if the shares of Stock had not been transferred. Except as provided in the preceding sentence, any attempt to transfer shares of Stock subject to a Stock Grant prior to the Conditions applicable to such Stock Grant being satisfied shall be ineffective.

(e) Cessation of Service.

(i) Upon cessation of service for any reason during the Restricted Period, all shares of Stock subject to a Stock Grant as to which the Conditions have not lapsed or been satisfied or waived shall be forfeited by the Grantee and will be treated as owned by the Corporation.

(ii) In the event of the Grantee's cessation of service for any reason, the Committee may, in its sole discretion when it finds that such an action would be in the best interests of the Corporation, accelerate or waive in whole or in part any or all time-based or continuous service Conditions or Performance Conditions with respect to all or part of such Grantee's Stock Grant, except as to any Stock Grant that is intended to constitute "performance-based compensation" under Section 162(m) of the Code.

(f) Rights as a Stockholder. Except as otherwise provided herein or as the Committee may otherwise determine, a Grantee shall have all of the rights of a stockholder of the Corporation, including the right to vote the shares subject to a Stock Grant and to receive dividends and other distributions thereon, provided that distributions in the form of stock shall be subject to all of the terms and conditions of the Plan and the Restricted Stock Agreement.

10. Changes in Capitalization, Liquidations and Mergers.

(a) Changes in Capitalization. In the event of a stock dividend, recapitalization, reclassification, split-up or combination of shares, any extraordinary cash dividend or other similar corporate transaction or event, the Committee shall have the power to make appropriate adjustments of the exercise price under Options and of the number and kind of shares as to which such Options are then exercisable, to the end that the Grantee's proportionate interest shall be maintained as before the occurrence of such event. An appropriate adjustment shall also be made in the total number and kind of shares of Stock reserved for the future granting of Awards under this Plan (and to the maximum number of Awards, including ISOs, that may be granted). Any such adjustment made by the Committee pursuant to this Plan shall be binding upon the holders of Awards hereunder for all purposes under the Plan.

(b) Mergers, Consolidation, Reorganization, Etc. In the event of a sale of all or substantially all of the assets of the Corporation or in the event of a merger or consolidation of the Corporation into or with another company (a "Merger") in circumstances in which the shareholders of the Corporation immediately prior to the Merger do not own a majority of the securities of the successor entity entitled to vote generally in the election of the directors, board of managers, or persons performing similar functions, for the successor entity, the Board at its election shall as of a date not later than ten days prior to the date of any such Merger: (i) with respect to outstanding Options, make such arrangements as it determines appropriate (A) to cause each Option to be exchanged or converted into an award of options to purchase securities of the successor entity having an equivalent value as the Option to be converted, or (B) to provide that all then outstanding Options shall become exercisable in full, or (C) to take such other action as it determines appropriate; (ii) with respect to outstanding Stock Grants which are not fully vested and are subject solely to continuous service Conditions, make arrangements as it determines appropriate (A) to cause each Stock Grant to be exchanged or converted into a restricted stock grant covering securities of the successor entity having an equivalent value to the unvested portion of the Stock Grant to be converted, or (B) to provide that all such Conditions to which such Stock Grants are subject are satisfied; and (iii) with respect to Stock Grants which are not fully vested and are subject to Performance Conditions, make arrangements as it determines appropriate (A) to cause each such Stock Grant to be exchanged or converted into a restricted stock grant covering securities of the successor entity having an equivalent value of the unvested portion of the Stock Grant and to amend the applicable Performance Conditions as appropriate, including by converting such Performance Conditions to continuous service Conditions, or (B) to provide that all such Conditions to which such Stock Grants are subject are satisfied or waived.

(c) Dissolution of the Corporation.

(i) In the event of the dissolution of the Corporation, whether voluntary or otherwise, (A) all Stock Grants to the extent the applicable Conditions have not been met by the date specified in subsection (ii) below shall be forfeited, and (B) all Options outstanding under the Plan shall be exercised, if at all, within the ninety day period commencing on the date specified in subsection (ii) below and shall be exercisable to the extent only of, and with respect to, any or all shares of Stock for which they could have been exercised immediately prior to the date specified in subsection (ii). All Options not exercisable immediately prior to the date specified in subsection (ii) shall terminate upon such date, and all Options exercisable immediately prior to such date shall, to the extent not exercised within the ninety-day period commencing on such date, terminate at the end of such ninety-day period.

(ii) The date specified in this subsection (ii) is the date of the earliest to occur of the following events: (A) The entry, in a court having jurisdiction, of an order that the Corporation be liquidated or dissolved; (B) Adoption by the shareholders of the Corporation of a resolution resolving that the Corporation be dissolved voluntarily; or (C) Adoption by the shareholders of the Corporation of a resolution to the effect that the Corporation cannot, by reason of its liabilities, continue its business and that it is advisable to dissolve the Corporation.

(d) No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit or impair or otherwise affect the Corporation's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, dissolve or sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 13, to limit the right or power of the Corporation or any subsidiary to take any action which such entity deems to be necessary or appropriate.

(e) Limitation on Adjustments to Awards. Notwithstanding anything to the contrary in this Section 10, (i) no adjustments shall be made with respect to an Award to an employee covered under Section 162(m) of the Code to the extent such adjustment would cause an Award intended to qualify as "performance-based compensation" under that Section of the Code to fail to so qualify; and (ii) no adjustment pursuant to this Section 10 shall be made with respect to any Option which is an ISO without the consent of the Optionee, if such adjustment would be a modification of such Option within the meaning of Section 424(h) of the Code.

11. Stockholder Approval. The Plan is subject to the approval by the affirmative vote of a majority of the shares of Stock present in person or represented by proxy at a duly held meeting of the stockholders of the Corporation within twelve months after the date of the adoption of the Plan by the Board (the date of which approval is the "Effective Date"). No Award granted under the Plan shall vest prior to the Effective Date. If the Effective Date shall not occur on or before July 8, 2008, the Plan and all then outstanding Awards made hereunder shall automatically terminate and be of no further force and effect.

12. Term of Plan. The Plan, if approved by the Corporation's stockholders, will be effective July 9, 2007. The Plan shall terminate on July 8, 2017 and no Awards shall be granted after such date, provided that the Board may at any time terminate the Plan prior thereto. Except as provided in Section 10, the termination of the Plan shall not affect the rights of Awardees under Awards previously granted to them and all Awards shall continue in full force and effect after termination of the Plan, except as such Awards may lapse or be terminated by the terms of the Plan, the Option Agreement or the Restricted Stock Agreement.

13. Amendment of the Plan. The Board shall have complete power and authority to modify or amend the Plan (including the forms of Option Agreement and Restricted Stock Agreement) from time to time in such respects as it shall deem advisable; provided, however, that the Board shall not, without approval by the affirmative vote of a majority of the shares of Stock present in person or represented by proxy at a duly held meeting of the stockholders of the Corporation, (i) increase the maximum number shares of Stock which in the aggregate are subject to Awards or which may be granted pursuant to Options under the Plan (except as provided by Section 10), (ii) extend the term of the Plan or the period during which Awards may be granted or Options exercised, (iii) reduce the Option exercise price below 100% (110% in the case of an ISO granted to a 10% Holder) of the Fair Market Value of the Stock issuable upon exercise of the Option at the time of the granting thereof, other than to change the manner of determining the Fair Market Value thereof (consistent with the rules under Section 409A of the Code), (iv) except as provided by Section 10, increase the maximum number of shares of Stock for which an Awardee may be granted an Award during any calendar year under the Plan pursuant to Section 7(b), (v) materially increase the benefits accruing to participants under the Plan, (vi) modify the requirements as to eligibility for participation in the Plan, or (vii) with respect to Options which are intended to qualify as ISOs, amend the Plan in any respect which would cause such Options to no longer qualify for ISO treatment pursuant to the Code. No amendment of the Plan shall, without the consent of the Awardee, adversely affect the rights of such Awardee under any outstanding Option Agreement or Restricted Stock Agreement.

The Plan is intended to comply with the requirements of Section 409A of the Code, without triggering the imposition of any tax penalty thereunder. To the extent necessary or advisable, the Board may amend the Plan or any Award Agreement to delete any conflicting provision and to add such other provisions as are required to fully comply with the applicable provisions of Section 409A of the Code and any other legislative or regulatory requirements applicable to the Plan.

14. Taxes. The Corporation may make such provisions as it deems appropriate for the withholding of any income, employment or other taxes which it determines is required in connection with any Award made under the Plan, including requiring the Awardee to make a cash payment to the Corporation equal to the Corporation's withholding obligation or deducting such amount from any payment of any kind otherwise due to the Awardee. The Corporation may further require notification from the Optionee upon any disposition of Stock acquired pursuant to the exercise of Options granted hereunder.

15. Code References and Definitions. Whenever reference is made in the Plan to a section of the Code, the reference shall be to said section as it is now in force or as it may hereafter be amended. The term "subsidiary" shall have the meaning given to the term "subsidiary corporation" by Section 424(f) of the Code. The terms "Incentive Stock Option" and "ISO" shall have the meanings given to them by Section 422 of the Code. The term "10% Holder" shall mean any person who, for purposes of Section 422 of the Code, beneficially owns more than 10% of the total combined voting power of all classes of Stock of the Corporation or of any subsidiary of the Corporation. The term "Optionee" means the holder of an Option granted hereunder, the term "Grantee" means the recipient of a Stock Grant made hereunder, and the term "Awardee" means an Optionee or a Grantee.

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